PE 2/26/05



Life more interesting.

Pier 1 imports®
annual report 2005









Life more interesting. It's an interesting time at Pier 1 – a time of change and innovation. With the Company's 43-year history of successful growth and expansion, we felt that the time was right to evolve, make improvements and, most importantly, present our distinct brand vision to customers. Among our strengths is Pier 1's ability to change and compete aggressively to maintain our leadership position in the home furnishings industry.

"Life more interesting" is an expression that captures the essence of our new merchandising and marketing strategies. In a world where everything is starting to look and sound alike, Pier 1 offers unique merchandise that inspires customers to break away from the bland ... the beige ... the sameness that pervades everyday life.


Stores Worldwide
1,500
1,200
900
600
300
0
899
974
1,074
1,179
1,258
2001
2002
2003
2004
2005
Fiscal Year


Merchandise Sales Mix
For fiscal year 2005
Decorative Accessories 25%
Furniture 39%
Housewares 13%
Seasonal 7%
Bed & Bath 16%

able of contents

To Our Shareholders

Fiscal year 2005 was a disappointment for our customers, our shareholders and especially for our Company. Pier 1 Imports reported sales for fiscal 2005 of $1.9 billion, up 1.6% from last year, and comparable store sales declined 5.8%. Net income for the fiscal year was $60 million, compared to $118 million in fiscal 2004. Diluted earnings per share for the year totaled $0.68, versus $1.29 per share a year ago. Like many retailers in the industry, we reviewed lease accounting practices after the Securities and Exchange Commission issued a communication on February 7, 2005 and subsequently recorded a 4¢ per share one-time charge in the fourth quarter of fiscal year 2005. This charge has no effect on historical or future cash flows or the timing of payments under leases.

Midway through fiscal year 2005, we completely re-assessed the Company, ending the 5-year relationship with our advertising agency and interviewing many customers, store associates, suppliers and numerous other interested parties as we evaluated all aspects of Pier 1's business. We know that the Company's strengths have always been to offer customers a selection of ever-changing, unique merchandise priced at a value, innovative marketing, a fun and relaxing shopping experience, and outstanding customer service. And we know from experience that we must capture the customers' curiosity for shopping at Pier 1 – especially since our stores are all destination locations with increasing competitive pressures.

Challenges we faced during the last two years were some of the most difficult in our Company's history. We are implementing major initiatives during fiscal year 2006 in Marketing, Merchandising and Store Operations, and I am confident that we will get back to being the successful Company our customers and shareholders have come to expect over the past 43 years.

In Marketing, we have hired a new advertising agency, Deutsch Inc., to develop original and creative marketing messages for Pier 1 Imports through television, radio, newspaper, catalog, magazine and e-mail advertising. We also hired another agency, OMD Midwest, in order to plan and optimize different media-buying decisions. In March 2005, we launched our new integrated marketing campaign intended to maximize our reach and frequency to Pier 1's target audiences. By using a combination of advertising channels, we plan to re-engage our core customer base with greater exposure in the marketplace this year. We think our new creative campaign, along with better media analysis and placement, will result in a measurable return on investment in marketing by increasing customer traffic and improving sales.


Pier 1 Imports

We have 1,258 stores worldwide, including 1,150 Pier 1 Imports and 45 Pier 1 Kids stores in North America, plus other stores in Puerto Rico, the United Kingdom, Ireland and Mexico.

In Pier 1's Merchandising organization, I challenged our buyers to design, source and buy more distinct, one-of-a-kind merchandise, and offer it with competitive retail pricing. We also sped up the cycle to develop and bring new, unique products to market much quicker. Pier 1's competitive advantage, our niche in the home furnishings industry, continues to be offering customers new merchandise at a value. Beginning this year, we will offer stronger seasonal assortments to increase the 'sense of urgency' when shopping in Pier 1 stores. In addition, our plans are to differentiate and broaden our range of 'Good,' 'Better' and 'Best' offerings. The design and pricing differences between these products will be more obvious to customers by giving them choices at three distinct price ranges – 'Good' or basic items at everyday values, 'Better' products with higher design and quality for the price, and finally 'Best' merchandise representing unique, design-forward collections that broaden customers' expectations. Finally on our merchandising initiatives, we have reduced the number of items in Pier 1 stores by 15% to 20% and aggressively discontinued older merchandise collections to allow stores to present a new, stronger visual presentation with less clutter. This gives the merchandise more space and allows us to showcase featured home furnishings. As a result, new lower inventory levels in stores will ensure an easier and more interesting shopping experience for our customers with stronger item focus.

In Store Operations, we have increased payroll hours in stores to allow store associates to support new merchandise transitions to the sales floor as they arrive each week and to provide associates time to work more closely with customers. Since visual appearance and customer service are critical to the success of our initiatives, we want to ensure that there is adequate time to prepare stores to feature new merchandise and to understand customers' shopping needs. In addition, we want to ensure that Pier 1 store management gets consistent, thorough and professional training in stores. Most importantly, we want customers to feel that Pier 1 offers a relaxing and friendly shopping experience each time they visit a store.

We are committed at every level of the organization to providing customers with new, unique and exclusive merchandise with exceptional style, quality, design and customer service – at a value. Through our many new initiatives, I firmly believe that we have laid the groundwork to improve sales and profitability for long-term growth while increasing shareholder value.


Pier 1 kids

Cargokids was tested last year using the name Pier 1 Kids in a few markets. Based on successful results, all stores have now been converted to the Pier 1 namesake. This recent change has increased customer traffic and dramatically improved sales. Over the next couple of years, we plan additional synergies in marketing, merchandising and logistics between Pier 1 and Pier 1 Kids.



In fiscal year 2005, we opened 104 new Pier 1 stores and closed 37 in North America, opened 10 new Pier 1 Kids, formerly named Cargokids, and closed 5, and opened 7 international stores. We ended fiscal 2005 with 1,258 stores worldwide, 1,150 Pier 1 Imports and 45 Pier 1 Kids stores in North America, 32 stores operating as The Pier in the United Kingdom and Ireland, and 'store-within-a-store' locations in Mexico and Puerto Rico of 24 and 7, respectively. The Company achieved total retail square-footage expansion of 7.6% during the fiscal year.

Looking back, we were obviously dissatisfied with our performance and financial results for the year, and felt that we needed to make investments to get it right again for the future. Pier 1's new strategic initiatives to improve the business are now in place, and the Company continues to be financially sound. We expect to continue generating strong cash flows with a conservative balance sheet. As usual, we will prudently manage expenses and cash. Accordingly, we made the decision to slow store growth to improve store-level productivity and grow operating margins.

Pier 1 associates contribute their time and money to support charitable organizations at the local, national and international levels. Locally in Fort Worth, where our Corporate Headquarters is located, we support the United Way of Metropolitan Tarrant County. Associate donations are matched 100% by Company contributions. Nationally, as we have for 14 years, we continue to support the Susan G. Komen Breast Cancer Foundation. Each year we sponsor associates, their friends and families who want to participate in Race for the Cure events in cities across the U.S. Additionally, we sell our exclusive Komen Candle, and 25% of the proceeds from the sale of the candles are donated to Komen for research to eradicate this life-threatening disease. Internationally, Pier 1 and I have been involved for over 20 years with UNICEF, an organization supporting women and children throughout the world. Most recently, UNICEF was a major contributor in support of the tsunami relief efforts. Today, Pier 1 Imports is the largest retailer of UNICEF greeting cards worldwide with 100% of the proceeds from the card sales every holiday season donated to UNICEF to provide children – mostly in third-world countries – with food, medicine and basic hygiene supplies. The Company's contributions to UNICEF have totaled over $21 million during our 20-year partnership. We continue to work to make a difference in local, national and international communities by helping families, especially women and children in need.

Like many other retailers, Pier 1 Imports is facing challenges. However, we do believe that we have a solid plan in place to take on those challenges. We understand that in today's competitive environment we must ensure that our stores stand apart from others by offering products that are attractive and interesting to consumers. Pier 1 and Pier 1 Kids stores represent distinct brand positions, unlike many other retailers, with exciting, proprietary merchandise that inspires customers to come in often to see what's new.



In my 30 years with the Company, I have led Pier 1 through several periods of repositioning. In the future, I know that the Company will continue to evolve, successfully face issues that challenge all businesses and make the necessary changes to achieve long-term profitable growth. I want to thank our loyal customers, suppliers, employees, Directors, and shareholders for their continued support.

Marvin J. Girouard
Chairman and Chief Executive Officer








Merchandise more appealing. Today's shoppers are better educated on trends and cross-shop the competition more than ever. They demand well-designed, high-quality merchandise at a value and recognize true uniqueness when they see it. Thus, our message must be supported by merchandise with exceptional originality, distinctive detail and eye-catching color.

We're also broadening our scope to appeal to more age groups. Hot new back-to-school looks will speak to a larger segment of the growing youth market, and higher-end items will appeal to mature customers enjoying more affluent lifestyles. We will keep it all fresh with major merchandise introductions about six times a year, plus a steady flow of exciting new arrivals.

The swirling costumes of Spanish dancers were the inspiration for these fiery red Mediterranean-style vases.








Message more inspiring. In March 2005, we launched a new, fully integrated marketing campaign, "Life more interesting" – a celebration of our products' unique ability to provide the daily spice our customers need. Our new media plan is our most comprehensive ever, providing a substantial media presence with maximum exposure. It includes national TV and radio spots, more impactful newspaper inserts and a strategically redesigned Website (www.pier1.com). The message is carried into the stores with a stronger graphics program and a distinctive new shopping bag. We redesigned our store associates' aprons and name badges for a more branded look.

We also began distribution of a Pier 1 catalog in six major test markets and the early results are promising: Direct-order activity is encouraging, and store associates tell us that customers are bringing catalogs into stores and requesting featured products. Based on these positive results, a nationwide catalog launch is scheduled for this fall.



The "flower power" look of the 1960s is closely linked with India and its rich artistic and spiritual heritage. Our colorful retro pillows were inspired by and handcrafted in India, using a traditional chain-stitch technique.










Stores more inviting. Our research says that today's consumers want a faster, more efficient shopping experience. Browsing on the Internet has accustomed them to finding things with the click of a mouse. Research also shows that customers want simpler, less cluttered surroundings – both at home and in stores.

To address these findings, we've reduced our product mix by 15% to 20%, discontinued older items, simplified our furniture displays and reorganized our stores to present a cleaner, neater shopping environment. "Home-base" areas have been merchandised to distinguish key departments. A greater focus on each store's customer profile will help ensure the right inventory is always on hand.

But one thing's not changing: Customer service in our stores will continue to exceed expectations. We know from experience that customers buy more frequently and spend more when friendly, knowledgeable associates help them with their purchases.

First cultivated by the Aztecs in Mexico, the dazzling poinsettia has since become associated with holidays and fiestas – and provides a festive touch on our authentic hand-painted dessert plates.








Potential more promising. Pier 1's new brand positioning is distinct – we truly do offer a life more interesting. Our compelling and exclusive new merchandise inspires shoppers to add more spice to their lives. With an innovative marketing plan in place and an enhanced store experience, customers will be re-inspired to come in and see what's new.

A great deal of research, ingenuity and know-how has gone into this effort, and we feel very positive about its potential. The future at Pier 1 looks bright – and more interesting than ever.



With a design motif inspired by lush tropical foliage, our Dutch Colonial-style Raba Cabinet is hand-carved in Indonesia from native Meranti wood and features traditional vine-and-flower borders.



Pier 1 Imports, Inc.

FINANCIAL SUMMARY
($ in millions except per share amounts)

	4-Year Compound Annual Growth Rate	Year Ended 2005	2004	2003	2002	2001 [1]
SUMMARY OF OPERATIONS:						
Net sales	7.7%	$ 1,897.9	1,868.2	1,754.9	1,548.6	1,411.5
Gross profit	5.2%	$ 727.3	781.6	753.4	649.8	594.5
Selling, general and administrative expenses	9.4%	$ 573.2	544.5	502.3	448.1	399.8
Depreciation and amortization	7.8%	$ 58.3	50.9	46.4	42.8	43.2
Operating income	(10.8%)	$ 95.8	186.2	204.7	158.8	151.5
Nonoperating (income) and expenses, net		$ (1.1)	(1.2)	(0.7)	(0.2)	1.3
Income before income taxes	(10.4%)	$ 96.8	187.3	205.4	159.0	150.2
Net income	(10.6%)	$ 60.5	118.0	129.4	100.2	94.7
PER SHARE AMOUNTS:						
Basic earnings	(8.4%)	$ .69	1.32	1.39	1.06	.98
Diluted earnings	(8.5%)	$ .68	1.29	1.36	1.04	.97
Cash dividends declared	27.8%	$ .40	.30	.21	.16	.15
Shareholders' equity	8.4%	$ 7.63	7.66	6.93	6.20	5.52
OTHER FINANCIAL DATA:						
Working capital	2.8%	$ 371.7	418.3	420.0	396.8	333.0
Current ratio	(8.6%)	2.3	2.5	2.7	2.9	3.3
Total assets	9.8%	$ 1,075.7	1,052.2	972.7	867.3	739.7
Long-term debt	(6.6%)	$ 19.0	19.0	25.0	25.4	25.0
Shareholders' equity	5.7%	$ 664.4	683.6	643.9	585.7	531.9
Weighted average diluted shares outstanding (millions)		88.8	91.6	95.3	96.2	98.0
Effective tax rate		37.6%	37.0	37.0	37.0	37.0
Return on average shareholders' equity		9.0%	17.8	21.0	17.9	19.5
Return on average total assets		5.7%	11.7	14.1	12.5	13.4
Pre-tax return on sales		5.1%	10.0	11.7	10.3	10.6

[1] *Fiscal 2001 consisted of a 53-week year. All other fiscal years presented reflect 52-week years.*

MANAGEMENT OVERVIEW

Introduction

Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is one of North America's largest specialty retailers of unique decorative home furnishings, gifts and related items. The Company directly imports proprietary merchandise from over 40 countries, and sells a wide variety of furniture collections, decorative accessories, bed and bath products, housewares and other seasonal assortments in its stores. During fiscal year 2005, the Company opened 121 new stores and closed 42 stores, increasing retail square footage 7.6% over the prior year. The Company operates stores in the United States and Canada under the names "Pier 1 Imports" ("Pier 1"), "Cargokids" and "Pier 1 Kids." Pier 1 Kids and Cargokids stores sell children's home furnishings and decorative accessories. During fiscal 2005, the Company began changing the name of Cargokids to Pier 1 Kids, and as of April 2005, all stores have been converted. For purposes of this financial report, both Cargokids stores and Pier 1 Kids stores are referred to together as "Pier 1 Kids" unless the context indicates otherwise. In the United Kingdom, retail locations operate under the name "The Pier." As of February 26, 2005, the Company operated 1,258 stores in the United States, Canada, Puerto Rico, the United Kingdom, Ireland and Mexico.

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto.

Overview of Business

Net sales increased 1.6% to $1,897.9 million in fiscal 2005 compared to $1,868.2 million in fiscal 2004, but comparable store sales declined 5.8%. Net income declined 48.8% during fiscal 2005, resulting in earnings per share on a diluted basis of $0.68 compared with $1.29 for the prior fiscal year. Despite disappointing sales and earnings results during the year, the Company continued to generate positive cash flow from operations and ended the year with $189.1 million in cash and cash equivalents. Throughout the year, the Company continued to repurchase its common stock and pay cash dividends to shareholders.

The Company's key financial and operational metrics used by management to evaluate the performance of the business include the following: (The trends for these metrics are explained in the comparative sections of Management's Discussion and Analysis.)

Key Performance Metrics	2005	2004	2003
Total sales growth	1.6%	6.5%	13.3%
Comparable stores sales growth	(5.8%)	(2.2%)	4.7%
Sales per average retail square foot	$ 210	$ 226	$ 235
Merchandise margins as a % of sales	53.2%	55.2%	55.3%
Gross profit as a % of sales	38.3%	41.8%	42.9%
Selling, general and administrative expenses as a % of sales	30.2%	29.1%	28.6%
Operating income as a % of sales	5.0%	10.0%	11.7%
Net income as a % of sales	3.2%	6.3%	7.4%
Diluted earnings per share	$ 0.68	$ 1.29	$ 1.36
Inventory per retail square foot	$ 40.73	$ 43.03	$ 42.36
Total retail square footage (in thousands)	9,347	8,688	7,870
Total retail square footage growth	7.6%	10.4%	11.0%

Stores included in the comparable store sales calculation are those stores that were opened prior to the beginning of the preceding fiscal year and are still open. Also included are stores that were relocated during the year within a specified distance serving the same market, where there is not a significant change in store size and where there is not a significant overlap or gap in timing between the opening of the new store and the closing of the existing store. Stores that are expanded or renovated are excluded from the comparable store sales calculation during the period they are closed for such remodeling. When these stores re-open for business, they are included in the comparable store sales calculation in the first full month after the re-opening if there is no significant change in store size. If there is a significant change in store size, the store continues to be excluded from the calculation until it meets the Company's established definition of a comparable store. Sales over the Internet are included and clearance stores are omitted from the comparable store sales calculation.

In recognition of decreasing customer traffic and declining sales performance, the Company's management began to analyze and re-assess certain marketing, merchandising and operational strategies during fiscal 2005 in an effort to achieve more consistent sales growth and improve the Company's long-term growth and profitability potential. This analysis resulted in the design of key strategies geared toward differentiating Pier 1 stores from increased competition by reinforcing the uniqueness and value of the Company's merchandise and by improving the overall shopping experience with enhanced visual presentations and improved customer service. Management intends to execute the strategies discussed below in an effort to help the Company achieve improved comparable store sales performance and increased profitability.

The Company named a new advertising agency in October 2004 to develop a new creative marketing campaign. The new campaign launched in March 2005 and includes television, print, radio and direct mail. The Company has also utilized the services of a new media planning and buying agency to help ensure optimal media placement with an expectation that the Company will receive an improved return on its advertising investment. During the fall of 2004, the Company tested a mail order catalog distributed to two select markets. In March 2005, this test was followed by another distribution of almost 600,000 catalogs to six United States markets where the Company currently has 150 stores. The Company plans to distribute approximately 2,000,000 catalogs to all United States markets during the fall of 2005, and by November 2005, the Company's e-commerce website is expected to be fully integrated with future catalogs. In addition, a "Special Finds" book located in all Pier 1 stores allows customers to order featured items, such as larger furniture, upholstered pieces, rugs and other decorative accessories that are available and displayed only in certain larger Pier 1 stores.

Merchandising initiatives include editing the merchandise assortment to phase-out older products and product lines and a 15% to 20% reduction in stock keeping units ("SKU") count, which enables the Company to better highlight and feature new and unique merchandise in a visually appealing manner. Prices have been reduced on certain items within the merchandise assortment to ensure customers perceive Pier 1 stores as a place to purchase unique, stylish merchandise at a reasonable price. Additional merchandising initiatives include reducing the time it takes to develop and deliver new merchandise to stores and broadening the assortment between "good, better and best" categories, so customers will be able to see and appreciate differences in style, design and selection in certain products. The Company will feature new merchandise more frequently and for shorter selling periods to encourage customers to purchase the merchandise while it is in stock and to encourage more frequent visits to the store. In addition, the Company will begin buying merchandise in fiscal 2006 geared towards a more contemporary style that will appeal to a broader range of customers.

Store operations initiatives include an increase in store payroll hours to provide store associates with more time to focus on the customer in an effort to increase sales. Additional store payroll hours allow customer service training for associates and provide store associates with more time to prepare stores for featured merchandise in stronger visual presentations.

During fiscal 2005, the Company began converting Cargokids stores to Pier 1 Kids stores and as of April 2005, all stores have been converted to take advantage of the recognizable Pier 1 brand. Pier 1 Kids stores now have the ability to accept Pier 1 gift cards as payment, and future plans include the acceptance of the Company's proprietary credit card interchangeably between Pier 1 and Pier 1 Kids.

Despite disappointing sales results, the Company's balance sheet remains strong and management continues to manage inventory levels and control operating expenses prudently. Compared to recent years, the Company's management plans to slow the growth in new stores during fiscal 2006 in order to improve store-level execution and leverage occupancy costs. During fiscal 2006, the Company plans to open 85 new Pier 1 stores and close approximately 25 stores. The Company plans to open four new Pier 1 Kids stores during the year and close two. Management feels that the strategic initiatives discussed above will better position the Company to take advantage of any improvements in the macroeconomic environment. These initiatives should assist the Company by positioning it to achieve better results in sales and earnings during fiscal 2006.

FISCAL YEARS ENDED FEBRUARY 26, 2005 AND FEBRUARY 28, 2004

Net Sales

Net sales consisted almost entirely of sales to retail customers, net of discounts and returns, but also included delivery service revenues and wholesale sales and royalties received from franchise stores and Sears de Mexico, S.A. Sales by retail concept during fiscal years 2005, 2004 and 2003 were as follows (in thousands):

	2005	2004	2003
Pier 1 Imports stores	$1,782,351	$1,771,644	$1,677,050
The Pier stores	72,509	62,151	51,470
Pier 1 Kids stores	25,705	19,320	12,199
Internet	9,793	8,635	6,380
Other [1]	7,495	6,493	7,768
Net sales	$1,897,853	$1,868,243	$1,754,867

[1] *Other sales consisted of wholesale sales and royalties received from franchise stores and from Sears de Mexico S.A., and Pier 1 Kids' contract sales. Also included in amounts from fiscal 2003 were Pier 1 Kids' dealer sales, which were discontinued in fiscal 2003. As of August 2003, Pier 1 Kids no longer sells merchandise under wholesale contracts.*

During fiscal 2005, the Company recorded net sales of $1,897.9 million, an increase of $29.6 million or 1.6%, over net sales of $1,868.2 million for the prior fiscal year. Incremental sales growth for the fiscal year was comprised of the following components (in thousands):

	2005
New stores opened during fiscal 2005	$ 92,312
Stores opened during fiscal 2004	92,378
Comparable stores	(94,673)
Closed stores and other	(60,407)
Net incremental sales	$ 29,610

Comparable store sales for fiscal 2005 decreased 5.8%. The Company believes comparable store sales suffered as a result of a challenging retail environment with weakened discretionary spending among its target consumer group and increased competition from discount retailers. In addition to these external factors, the Company recognizes the weak sales performance last year was also attributable to an ineffective marketing campaign, merchandise assortment that lacked uniqueness and value, and stores that had become cluttered and difficult to shop. As a result of the above factors, the Company experienced decreases in customer traffic and conversion rates. Management began to address these issues mid-way through the year with a complete reassessment of the business and began to initiate strategic initiatives to focus on marketing, merchandising and store operations. These initiatives have not had time to fully become effective and impact sales during fiscal 2005, yet management anticipates that sales for fiscal 2006 will benefit from the internal changes of the Company. The Company's net sales from Canada and the United Kingdom are subject to fluctuations in currency conversion rates. These fluctuations had a favorable impact on both total net sales and comparable store sales calculations during fiscal 2005.

Total net sales growth benefited from new store openings during fiscal 2005. The Company opened 104 and closed or relocated 37 North American Pier 1 stores during fiscal 2005, bringing the Pier 1 store count to 1,150 at year-end compared to 1,083 last year. The Company also opened 10 and closed five Pier 1 Kids stores, opened three The Pier stores, and opened four locations with a "store-within-a-store" format in Sears de Mexico S.A. Including all worldwide locations, the Company's store count totaled 1,258 at the end of fiscal 2005, which represents an increase of approximately 7.6% in total retail square footage compared to the end of last fiscal year. During fiscal 2006, the Company expects to open 85 new Pier 1 stores and close approximately 25 stores, and to open approximately four new Pier 1 Kids stores and close two under-performing stores. Additionally, the Company plans to open 12 (nine of which are planned as "store-within-a-store" formats) and close three stores at The Pier, and open three and four new stores in Mexico and Puerto Rico, respectively, as "store-within-a-store" formats. A summary reconciliation of the Company's stores open at the beginning of fiscal 2005, 2004 and 2003 to the number open at the end of each period follows (openings and closings include relocated stores):

	Pier 1 North American	International [1]	Pier 1 Kids	Total
Open at March 2, 2002	910	46	18	974
Openings	114	3	8	125
Closings	(24)	–	(1)	(25)
Open at March 1, 2003	1,000	49	25	1,074
Openings	120	7	22	149
Closings	(37)	–	(7)	(44)
Open at February 28, 2004	1,083	56	40	1,179
Openings	104	7	10	121
Closings	(37)	–	(5)	(42)
Open at February 26, 2005	1,150	63	45	1,258

[1] *International stores were located in Puerto Rico, the United Kingdom, Ireland and Mexico.*

The Company's proprietary credit card generated net sales of $461.2 million, an increase of $24.4 million or 5.6% over last year's proprietary credit card sales of $436.8 million. Sales on the proprietary credit card were 27.1% of U.S. store sales compared to 25.9% last year. Average ticket on the Company's proprietary credit card increased slightly to $159 during fiscal 2005 from $158 last year. The Company continues to try to increase total sales on its proprietary credit card by developing customer loyalty through marketing promotions targeted to cardholders, including deferred payment options on larger purchases. Although the proprietary credit card generates modest income, it primarily serves as a tool for marketing and communication to the Company's most loyal customers.

Gross Profit

Gross profit after related buying and store occupancy costs, expressed as a percentage of sales, was 38.3%, a decrease of 350 basis points compared to 41.8% a year ago. Merchandise margins as a percentage of sales declined 200 basis points from 55.2% in fiscal 2004 to 53.2% in fiscal 2005. Decreased merchandise margins were primarily the result of additional promotional discounts offered to customers in an attempt to stimulate sales. The Company also offered increased promotional discounts to reduce inventory levels in connection with planned efforts to reduce overall SKU counts and eliminate merchandise items that have been in the sales mix longer than a year. Store occupancy costs during fiscal 2005 increased 150 basis points to 14.8% of sales over last year's 13.3%, primarily as a result of relatively fixed rental costs on a lower sales base and from an increase in the percentage of sales derived from newer and slightly larger stores for which occupancy costs as a percentage of sales tend to be higher until the stores reach maturity.

Operating Expenses and Depreciation

As a percentage of sales, selling, general and administrative expenses, including marketing, increased 110 basis points to 30.2% over last year's 29.1% of sales. In total dollars, selling, general and administrative expenses increased $28.7 million in fiscal 2005 over fiscal 2004. During the fourth quarter of fiscal 2005, the Company revised its accounting practices for operating leases and leasehold improvements to reflect guidance expressed by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants on February 7, 2005. As a result, the Company recorded a pre-tax charge of $7.5 million ("lease accounting charge") to selling, general and administrative expenses for rent expense attributable to time periods prior to the opening of certain stores. Under this revision, these periods are deemed to constitute a free rent period that should be considered in the straight-line rent expense calculation. Related rent should be charged to the income statement during the free rent period. This lease accounting charge included $1.2 million related to leases entered into in fiscal 2005 and a cumulative charge of $6.3 million for leases entered into in years prior to fiscal 2005, which was not material to the consolidated financial statements for any previously reported fiscal year. *See Note 1 of the Notes to Consolidated Financial Statements for additional information regarding the Company's lease accounting policies.* Excluding the $6.3 million cumulative correction for the lease accounting issue, selling, general and administrative expenses during fiscal 2005 would have been 29.9% of sales, an increase of 80 basis points over fiscal 2004.

Expenses that normally increase proportionately with sales and number of stores, such as marketing, store payroll, supplies and equipment rental, increased $20.7 million and 80 basis points as a percentage of sales over the prior fiscal year. Store payroll including bonus increased $19.1 million and 80 basis points as a percentage of sales as comparable store sales were insufficient to leverage store payroll costs arising from the need to maintain sufficient staffing levels to continue to provide an appropriate level of customer service, while transitioning inventories and changing store visual presentations. The Company's decision to discontinue television advertising and terminate its relationship with its previous agency reduced marketing expenses as a percentage of sales for the latter half of the year, almost entirely offsetting higher expense as a percentage of sales through the second quarter. Compared to fiscal 2004, marketing expenses during the year increased $0.8 million but remained flat at 4.8% of sales. Other variable expenses, including supplies and equipment rental, increased $0.8 million and were flat as a percentage of sales.

Relatively fixed selling, general and administrative expenses during fiscal 2005 increased $8.0 million, or 30 basis points as a percentage of sales over fiscal 2004. Excluding the $6.3 million cumulative impact of the lease accounting charge discussed above, these expenses would have increased $1.7 million and would have remained flat as a percentage of sales. The current year effect of the lease accounting charge was $1.2 million, increasing relatively fixed selling, general and administrative expenses by 10 basis points as a percentage of sales. Home office payroll increased $4.6 million or 20 basis points as a percentage of sales, primarily as a result of annual merit increases and increases in the Company's expense related to retirement plans for officers and other employees. Partially offsetting these increases was a decrease of $3.6 million or

20 basis points in settlements and bad debts primarily as a result of a non-recurring settlement in fiscal 2004 of a class action lawsuit regarding compensation matters for which the Company recorded a $2.6 million charge. All other relatively fixed selling, general and administrative expenses decreased $0.5 million or approximately 10 basis points as a percentage of sales.

Depreciation and amortization for fiscal 2005 was $58.3 million, representing an increase of $7.4 million or 35 basis points over last year's depreciation and amortization expense of $50.9 million. This increase was primarily the result of net new store openings, depreciation on software applications that were launched subsequent to the end of fiscal 2004, and depreciation on the new corporate headquarters that began in August 2004. These increases were partially offset by a reduction in depreciation expense for certain assets that were fully depreciated during the year.

In fiscal 2005, operating income declined to $95.8 million or 5.0% of sales from $186.2 million or 10.0% of sales in fiscal 2004, a decrease of 48.6% or $90.4 million. Excluding the $6.3 million cumulative effect of the lease accounting charge, operating income during fiscal 2005 would have been $102.1 million or 5.4% of sales.

The Company's effective tax rate for fiscal 2005 was 37.6% of income before income taxes, an increase from the fiscal 2004 effective tax rate of 37.0%. The increase resulted primarily from higher nondeductible losses reported by a foreign subsidiary, magnified by lower earnings reported by domestic subsidiaries during fiscal 2005.

Net Income

Net income in fiscal 2005 was $60.5 million, or $.68 per share on a diluted basis, a decrease of $57.5 million or 48.8% as compared to fiscal 2004's net income of $118.0 million, or $1.29 per share on a diluted basis. Net income decreased to 3.2% of sales in fiscal 2005 from 6.3% of sales in fiscal 2004. Excluding the cumulative effect of the lease accounting charge, fiscal 2005 net income and earnings per diluted share would have been $64.4 million and $.72, respectively.

Non-GAAP Financial Measures

This Management's Discussion of Analysis of Financial Condition and Results of Operations includes non-GAAP financial measures related to selling, general and administrative expenses, operating income, net income and earnings per diluted share. These measures exclude the $6.3 million cumulative lease accounting charge discussed above. The Company believes that these non-GAAP financial measures provide meaningful supplemental information for investors regarding the performance of its business operations, and facilitate comparisons to its historical operating results. A reconciliation of the non-GAAP financial measures follows for the year ended February 26, 2005:

	Non-GAAP Financial Measure	Impact of Lease Accounting Charge	GAAP Financial Measure
Selling, general and administrative expenses as a % of sales	29.9%	0.3%	30.2%
Operating income as a % of sales	5.4%	(0.4%)	5.0%
Operating income (millions)	$ 102.1	$ (6.3)	$ 95.8
Net income (millions)	$ 64.4	$ (3.9)	$ 60.5
Diluted earnings per share	$ 0.72	$ (0.04)	$ 0.68

FISCAL YEARS ENDED FEBRUARY 28, 2004 AND MARCH 1, 2003

Net Sales

Net sales during fiscal 2004 were $1,868.2 million, an increase of $113.4 million, or 6.5%, over net sales of $1,754.9 million for fiscal year 2003. Incremental sales growth for fiscal 2004 was comprised of the following components (in thousands):

	2004
New stores opened during fiscal 2004	$ 108,685
Stores opened during fiscal 2003	82,728
Comparable stores	(34,013)
Closed stores and other	(44,024)
Net incremental sales	$ 113,376

Comparable store sales for fiscal 2004 decreased 2.2%. Although average ticket increased over fiscal 2003, customer traffic and conversion rates were below 2003's levels. Concerns during the first half of fiscal 2004 regarding uncertain domestic economic conditions and continuing global unrest led the Company to plan inventory and merchandise selections conservatively. Soon thereafter, the Company recognized that this approach may have had a negative impact on sales, and as a result, began increasing its merchandise orders in the latter part of the second quarter. The Company also believed its television advertising had grown somewhat stale, and at the beginning of fiscal 2005 launched a new campaign with a new celebrity spokesperson. The Company's net sales from Canada and the United Kingdom were subject to fluctuations in currency conversion rates. These fluctuations had a favorable impact on both total net sales and comparable store sales calculations during fiscal 2004.

Net sales consisted almost entirely of sales to retail customers, net of discounts and returns, but also included delivery service revenues and wholesale sales and royalties received from franchise stores and Sears de Mexico, S.A. Sales by retail concept during fiscal years 2004, 2003 and 2002 were as follows (in thousands):

	2004	2003	2002
Pier 1 Imports stores	$1,771,644	$1,677,050	$1,478,438
The Pier stores	62,151	51,470	43,445
Pier 1 Kids stores	19,320	12,199	10,672
Internet	8,635	6,380	3,370
Other [1]	6,493	7,768	12,631
Net sales	$1,868,243	$1,754,867	$1,548,556

[1] Other sales consisted of wholesale sales and royalties received from franchise stores and from Sears de Mexico S.A., and Pier 1 Kids' contract sales. Also included in amounts from fiscal 2002 were sales to the Company's franchise stores in Japan, which were discontinued in fiscal 2002, and Pier 1 Kids' dealer sales, which were discontinued in fiscal 2003. As of August 2003, Pier 1 Kids no longer sells merchandise under wholesale contracts.

The Company's continued efforts to expand by opening new stores contributed to the total net sales growth during fiscal 2004. The Company opened 120 and closed 37 North American Pier 1 stores during fiscal 2004, bringing the Pier 1 store count to 1,083 at year-end compared to 1,000 at fiscal 2003 year-end. The Company also opened 22 and closed seven Pier 1 Kids stores, opened three stores and one "store within a store" at The Pier, and opened three locations with a "store within a store" format in Sears de Mexico S.A. Including all worldwide locations, the Company's store count totaled 1,179 at the end of fiscal 2004, which represents an increase of approximately 10.4% in total retail square footage compared to the end of fiscal year 2003.

A summary reconciliation of the Company's stores open at the beginning of fiscal 2004, 2003 and 2002 to the number open at the end of each period follows (openings and closings include relocated stores):

Net sales on the Company's proprietary credit card totaled $436.8 million, an increase of $14.3 million or 3.4% over fiscal 2003's proprietary credit card sales of $422.5 million. Sales on the proprietary credit card were 25.9% of U.S. store sales compared to 26.2% last year. Although average ticket on the Company's proprietary credit card increased to $158 during fiscal 2004 from $153 in fiscal 2003, the Company continued to experience a decline in the number of new customer accounts opened during fiscal 2004. In addition, the Company continued to try to increase total sales on its proprietary credit card by developing customer loyalty through marketing promotions targeted to cardholders, including deferred payment options on larger purchases. Although the proprietary credit card generates modest income, it primarily served as a tool for marketing and communication to the Company's most loyal customers.

Gross Profit

Gross profit, after related buying and store occupancy costs, expressed as a percentage of sales, was 41.8% in fiscal 2004 compared to 42.9% in fiscal 2003. Merchandise margins as a percentage of sales declined from 55.3% in fiscal 2003 to 55.2% in fiscal 2004, a decrease of just over 10 basis points. The decline in merchandise margin rates was expected and resulted primarily from a slight increase in promotional activity during fiscal 2004 and a shift in the percentage of total sales from shelf goods to furniture, where margin rates are typically somewhat lower. Store occupancy costs during fiscal 2004 were $249.2 million or 13.3% of sales, an increase of $31.5 million and 90 basis points over store occupancy costs of $217.6 million or 12.4% of sales during fiscal 2003. This increase was the result of negative comparable store sales and the impact of opening a larger number of new stores during fiscal 2004

	Pier 1 North American	International [1]	Pier 1 Kids	Total
Open at March 3, 2001	826	52	21	899
Openings	104	3	3	110
Closings	(20)	(9)	(6)	(35)
Open at March 2, 2002	910	46	18	974
Openings	114	3	8	125
Closings	(24)	–	(1)	(25)
Open at March 1, 2003	1,000	49	25	1,074
Openings	120	7	22	149
Closings	(37)	–	(7)	(44)
Open at February 28, 2004	1,083	56	40	1,179

[1] International stores were located in Puerto Rico, the United Kingdom, Mexico and Japan for fiscal 2000 and 2001. All locations in Japan were closed by fiscal 2002 year-end.

and 2003 than in past years. Until new stores reach maturity, rental costs tend to be higher as a percentage of sales than in older stores, and comparable store sales have been insufficient to leverage relatively fixed rental costs in older stores.

Operating Expenses and Depreciation

Selling, general and administrative expenses, including marketing, comprised 29.1% of sales in fiscal 2004, an increase of 50 basis points over fiscal 2003's 28.6% of sales. In total dollars, selling, general and administrative expenses increased $42.2 million in fiscal 2004 over fiscal 2003, with $24.8 million of the increase attributable to expenses that normally grow proportionately with sales and number of stores, such as marketing, store payroll, supplies and equipment rental. These variable expenses increased 10 basis points as a percentage of sales for fiscal 2004 compared to fiscal 2003. Store payroll continued to be well controlled, increasing $11.0 million yet decreasing as a percentage of sales by approximately 20 basis points, largely as a result of decreased store bonuses, which were awarded primarily based upon sales gains from the comparative period a year earlier. In attempts to increase store traffic and conversion rates, marketing expenditures during fiscal 2004 increased $11.9 million to 4.8% of sales, an increase over fiscal 2003 of more than 30 basis points expressed as a percentage of sales. Marketing expenditures remained on plan yet comparable store sales were not sufficient to provide leverage. Store supplies and equipment rental remained relatively flat as a percentage of sales at 2.5%, increasing $1.9 million over fiscal 2003.

Relatively fixed selling, general and administrative expenses increased $17.4 million in fiscal 2004 to 9.0% of sales, an increase of 40 basis points over fiscal 2003's 8.6% of sales. General insurance costs increased $6.7 million and 30 basis points to 1.0% of sales as the Company continued to experience higher costs associated with workers' compensation and general liability insurance. Additionally, approximately 25 basis points of the increase as a percentage of sales in relatively fixed expenses related to an increase of $2.9 million in lease termination expenses for lease obligations that extend beyond the closing of a particular store or the exit from a leased facility, and $2.6 million in a settlement of and legal fees related to a class action lawsuit regarding compensation matters in California. The Company experienced an increase of $12.9 million and 50 basis points in other various relatively fixed expenses such as technology related costs. These increases were partially offset by a decrease of $7.7 million, or approximately 65 basis points as a percentage of sales, related to home office payroll including bonus. This decrease was principally the result of lower corporate bonuses in fiscal 2004 because of less favorable performance results when compared to fiscal 2003.

Depreciation and amortization for fiscal 2004 was $50.9 million, representing an increase of $4.5 million or 10 basis points over fiscal year 2003 depreciation and amortization expense of $46.4 million. This increase was primarily the result of an increase in net new store openings and depreciation on software applications that were launched subsequent to the end of fiscal 2003. These increases were partially offset by a reduction in depreciation expense for certain assets that became fully depreciated during fiscal 2004.

In fiscal 2004, operating income declined to $186.2 million, or 10.0% of sales, from $204.7 million, or 11.7% of sales, in fiscal 2003, a decrease of 9.0% or $18.5 million.

The Company's effective tax rate was 37.0% of income before income taxes for both fiscal 2004 and 2003.

Net Income

Net income in fiscal 2004 was $118.0 million, or $1.29 per share on a diluted basis, a decrease of $11.4 million or 8.8% as compared to fiscal 2003's net income of $129.4 million, or $1.36 per share on a diluted basis. Net income, as a percentage of sales, decreased to 6.3% in fiscal 2004 from 7.4% in fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents totaled $189.1 million at the end of fiscal 2005, down $36.0 million from the fiscal 2004 year-end balance of $225.1 million. Operating activities generated $142.2 million of cash versus $177.7 million last year and served as the Company's primary source of operating cash for the fiscal year. Inventory levels at the end of fiscal 2005 increased $6.9 million to $380.7 million from $373.9 million at the end of fiscal 2004. Inventory per retail square foot decreased 5% to $41 at fiscal 2005 year-end compared to $43 per retail square foot at fiscal 2004 year-end. In response to declines in comparable store sales performance, the Company took steps to carefully monitor inventory levels throughout the year and the decrease in inventory per square foot is in line with the Company's planned initiatives to reduce SKU counts and discontinue older products and product lines. Increases in other accounts receivable, prepaid expenses and other current assets used $11.3 million during fiscal 2005 and decreases in accrued income taxes used $14.1 million during the year. Increases in accounts payable and accrued expenses provided cash of $21.6 million and resulted primarily from increased payables related to inventory.

During fiscal 2005, investing activities by the Company used a net $97.6 million. Capital expenditures were $99.2 million and consisted primarily of $42.2 million for fixtures and leasehold improvements related to new and existing stores for Pier 1, Pier 1 Kids and The Pier,

$34.6 million to complete construction of the new corporate headquarters and for other home office expenditures, $19.5 million for information systems enhancements and $2.9 million in expenditures for the Company's distribution centers. The Company received $3.9 million from the disposition of properties, including $2.8 million received from the sale of two Pier 1 stores. Fiscal 2006 capital expenditures are projected to be approximately $65 to $75 million.

Restricted cash increased $10.8 million due to the transfer of cash to a consolidated trust that was established for the purpose of setting aside funds to be used to settle pension obligations upon the retirement or death of certain of the Company's executive officers. In the future, the assets of the trust may be invested in financial instruments other than the short-term money market funds currently held. *See Note 8 of the Notes to Consolidated Financial Statements for additional information regarding the restricted assets and pension obligations.*

During fiscal 2005, the Company's beneficial interest in securitized receivables decreased $8.6 million to $35.7 million from $44.3 million at the end of fiscal 2004. This decrease resulted primarily from a decrease in the total proprietary credit card receivables portfolio from $142.2 million at fiscal 2004 year-end to $134.3 million at February 26, 2005. Lower total sales on the proprietary credit card during the fourth quarter of fiscal 2005 versus the same quarter last year accounted for the majority of the decrease in receivables at fiscal 2005 year-end. The Company continued to have $100 million of these beneficial interests held by outside parties, and all proprietary credit card receivables were securitized throughout fiscal 2005 and fiscal 2004. *See Note 2 of the Notes to Consolidated Financial Statements for additional information regarding the beneficial interest in securitized receivables.*

Fiscal 2005 financing activities used a net $80.7 million of the Company's cash. The Company paid $58.2 million to repurchase 3,225,000 shares of its common stock under the Board of Directors-approved stock buyback program at a weighted average price of $18.05, including fees. As of April 12, 2005, approximately $110.0 million remains available for share repurchases, which are expected to be made in open market or private transactions over the next two to three years depending on prevailing market conditions, the Company's available cash, loan agreement restrictions and consideration of its corporate credit ratings. The Company paid dividends totaling $34.8 million during fiscal 2005, an increase of $8.0 million over dividends paid during fiscal 2004. Subsequent to the end of fiscal 2005, the Company declared a quarterly cash dividend of $.10 per share payable on May 18, 2005 to shareholders of record on May 4, 2005. The Company may continue to pay cash dividends and repurchase its common stock in fiscal 2006, but expects to retain most of its future earnings for expansion of the Company's business. Other financing activities, primarily the exercise of stock options by employees, provided cash of $12.3 million during fiscal 2005.

The Company's sources of working capital for fiscal 2005 were cash flow from operations, sales of proprietary credit card receivables and bank lines of credit. The bank facilities include a $125 million credit facility, which expires August 2006, all of which was available at fiscal 2005 year-end. The Company had no borrowings on this facility during fiscal 2005. Additionally, the Company has a $120 million short-term line of credit, which is used primarily to issue merchandise letters of credit. At fiscal 2005 year-end, approximately $62.5 million had been utilized, leaving $57.5 million available. The Company also has $42.9 million in credit lines used to issue other special-purpose letters of credit, all of which were fully utilized at fiscal 2005 year-end. Of the $42.9 million in special-purpose letters of credit, $19.4 million related to the Company's industrial revenue bonds. The remaining $23.5 million in special-purpose letters of credit related primarily to the Company's workers' compensation and general liability insurance policies. *See Note 7 of the Notes to Consolidated Financial Statements.* The Company's primary loan agreements require the Company to maintain certain financial ratios, limit certain investments, and in some instances, limit repurchases of common stock. The Company was in compliance with all debt covenants at fiscal 2005 year-end.

From time to time, the Company purchases auction rate securities with the intention to hold them for short periods of time and considers them to be trading securities. Therefore, the cash flows from the purchases and sales of these securities are reported net in cash provided by operating activities. The Company had no auction rate securities outstanding at either February 26, 2005 or February 28, 2004.

The American Jobs Creation Act of 2004 (the "Jobs Act"), enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain foreign subsidiary earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% federal tax rate on the repatriated earnings. There are numerous requirements that must be satisfied for the repatriated earnings to qualify for the reduced rate of taxation. The one-year period during which the Company can make qualifying distributions is fiscal 2006.

The Company is in the process of evaluating whether it will repatriate foreign earnings under the provisions of the Jobs Act and is awaiting further regulatory guidance and statutory technical corrections with respect to certain provisions of the Jobs Act. The amount of the possible repatriation ranges from zero to approximately $39 million.

The Company is not yet in a position to definitely determine the impact of a qualifying repatriation. However, if the maximum amount were repatriated, the Company estimates it would accrue additional tax expense of no more than $2.1 million for fiscal 2006. The Company expects to determine the amount of foreign earnings, if any, to be repatriated during the third quarter of fiscal 2006.

A summary of the Company's contractual obligations and other commercial commitments as of February 26, 2005 is listed below (in thousands):

		Amount of Commitment Per Period			
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$1,539,777	$ 231,765	$ 425,767	$ 352,249	$ 529,996
Purchase obligations [1]	347,025	347,025	–	–	–
Standby letters of credit [2]	23,442	23,442	–	–	–
Long-term debt	19,000	–	–	–	19,000
Interest and related fees on long-term debt [3]	12,504	807	1,259	1,113	9,325
Other long-term obligations [4]	82,407	812	35,499	3,938	42,158
Total [5]	$ 2,024,155	$ 603,851	$ 462,525	$ 357,300	$ 600,479

Liabilities recorded on the balance sheet	$ 123,279
Commitments not recorded on the balance sheet	1,900,876
Total	$ 2,024,155

[1] As of February 26, 2005, the Company had approximately $347.0 million of outstanding purchase orders, which were primarily related to merchandise inventory. Such orders are generally cancelable at the discretion of the Company until the order has been shipped. The table above excludes certain immaterial executory contracts for goods and services that tend to be recurring in nature and similar in amount year over year and includes $62.5 million in merchandise letters of credit.

[2] The Company also has outstanding standby letters of credit totaling $19.4 million related to the Company's long-term debt. This amount is excluded from the table above as it is not incremental to the Company's total outstanding commitments.

[3] The interest rates on the Company's long-term debt are variable and reset weekly. The estimated interest payments included in the table include commitment fees and were calculated based upon the rate in effect at fiscal 2005 year-end.

[4] Other long-term obligations represent the Company's liability under various unfunded retirement plans and certain deferred compensation agreements. See Note 8 of the Notes to Consolidated Financial Statements for further discussion of the Company's employee benefit plans.

[5] The above amounts do not include payments that may be due under post-employment consulting agreements with certain employees. The terms and amounts under such agreements are disclosed in the Proxy Statement for the Company's 2005 Annual Meeting of Shareholders.

The present value of total existing minimum operating lease commitments discounted at 10% was $1,034.1 million at fiscal 2005 year-end. The Company plans to continue to fund these commitments from cash generated from the operations of the Company.

During fiscal 2006, the Company plans to open 85 new Pier 1 stores and close approximately 25 stores as leases expire or otherwise end. Many of the store closings are planned relocations within the same markets. In addition, the Company will continue with expansion plans for Pier 1 Kids and expects to open approximately four locations and close approximately two locations. New store buildings and land will be financed primarily through operating leases. Total capital expenditures for fiscal 2006 are expected to be in the range of $65 to $75 million. Of this amount, the Company expects to spend approximately $35 to $40 million on store development for Pier 1, Pier 1 Kids and The Pier, $20 million on information systems enhancements and approximately $10 million related to the Company's distribution centers. The Company plans to construct a new distribution center under a build-to-suit arrangement and lease the facility under an operating lease. This distribution center will be located in the Northwest United States and is scheduled to begin operations in early fiscal 2007.

In summary, the Company's primary uses of cash in fiscal 2005 were to fund operating expenses and inventory requirements; provide for new and existing store development; fund capital additions related to the new corporate headquarters construction, distribution centers and information systems development; and pay dividends and repurchase common stock of the Company. Historically, the Company has financed its operations primarily from internally generated funds and borrowings under the Company's credit facilities. The Company believes that the funds provided from operations, available lines of credit and sales of its proprietary credit card receivables will be sufficient to finance working capital and capital expenditure requirements throughout fiscal year 2006.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases and letters of credit discussed above, the Company's only other off-balance sheet arrangement relates to the securitization of the Company's proprietary credit card receivables. On a daily basis, the Company sells its proprietary credit card receivables that meet certain eligibility criteria to a special-purpose, wholly owned subsidiary, Pier 1 Funding, LLC ("Funding"), which transfers the receivables to Pier 1 Imports Credit Card Master Trust (the "Master Trust"). The Master Trust has issued $100 million face amount of debt securities (the Class A Certificates) to a third party. This securitization of receivables provides the Company with a portion of its funding. However, neither Funding nor the Master Trust is consolidated in the Company's financial statements, and the Company has no obligation to reimburse Funding, the Master Trust or purchasers of Class A Certificates for credit losses from the receivables. Should the balance of the underlying credit card receivables held by the Master Trust decline to a level that the Class A Certificates become insufficiently collateralized, the Master Trust would be contractually required to repay a portion of the Class A Certificates from daily collections, thereby reducing funds available for purchases of newly generated proprietary credit card receivables. At the end of fiscal 2005, the underlying credit card receivables held by the Master Trust were $134.3 million and would have had to fall below $117.5 million before a repayment would have been required. This repayment would only be to the extent necessary to maintain the required ratio of receivables to the Class A Certificates as set forth in the securitization agreement. In addition, failure of the Master Trust to comply with its required performance measures, such as payment rate, returns and fraud, portfolio yield and minimum transferor's interest, or other material adverse changes in the Company's credit quality, would trigger an early amortization event. Such an event would eliminate the securitization as a source of funding for the Company. These performance measures would have to deteriorate significantly from their current levels to result in such an early amortization event. If either an early amortization event had occurred, or the Company had been required to consolidate the Master Trust due to a change in accounting rules, the Company's statement of operations for fiscal 2005 would not have been materially different from its reported results. An early amortization event would require the repayment of the Class A Certificates by the Master Trust, thereby reducing funds available for purchases of newly generated proprietary credit card receivables. The consolidation of the Master Trust would result in an increase of approximately $100 million in both the Company's assets and liabilities as of February 26, 2005. *See Note 2 of the Notes to Consolidated Financial Statements for additional information regarding the beneficial interest in securitized receivables.*

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for the Company's conclusions. The Company continually evaluates the information used to make these estimates as the business and the economic environment changes. Historically, actual results have not varied materially from the Company's estimates and the Company does not currently anticipate a significant change in its assumptions related to these estimates. Actual results may differ from these estimates under different assumptions or conditions. The Company's significant accounting policies can be found in *Note 1 of the Notes to Consolidated Financial Statements.* The policies and estimates discussed below include the financial statement elements that are either judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Unless specifically addressed below, the Company does not believe that its critical accounting policies are subject to market risk exposure that would be considered material and as a result, has not provided a sensitivity analysis. The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

Revenue recognition - The Company recognizes revenue from retail sales upon customer receipt or delivery of merchandise, including sales under deferred payment promotions on its proprietary credit card. Primarily, credit card receivable deferrals are for approximately 90 days and have historically resulted in no significant increases in bad debt losses arising from such receivables. Revenue from gift cards and gift certificates is deferred until redemption. The Company records an allowance for estimated merchandise returns based on historical experience and other known factors. Should actual returns differ from the Company's estimates and current provision for merchandise returns, revisions to the estimated merchandise returns may be required.

Beneficial interest in securitized receivables - The Company securitizes its entire portfolio of proprietary credit card receivables. During fiscal 2005, 2004 and 2003, the Company sold all of its proprietary credit card receivables, except an immaterial amount of those that failed certain eligibility requirements, to a special-purpose wholly owned subsidiary, Pier 1 Funding, LLC ("Funding"), which transferred the receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). Neither Funding nor the Master Trust is consolidated by the Company, and the Master Trust meets the requirements of a qualifying special-purpose entity under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Master Trust issues beneficial interests that represent undivided interests in the assets of the Master Trust consisting of the transferred receivables and all cash flows from collections of such receivables. The beneficial interests include certain interests retained by Funding, which are represented by Class B Certificates, and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to third-party investors and the Class B Certificates).

Gain or loss on the sale of receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. A servicing asset or liability was not recognized in the Company's credit card securitizations (and thus was not considered in the gain or loss computation) since the Company received adequate compensation relative to current market pricing to service the receivables sold.

The beneficial interest in the Master Trust is accounted for as an available-for-sale security. The Company estimates fair value of its beneficial interest in the Master Trust, both upon initial securitization and thereafter, based on the present value of future expected cash flows using management's best estimates of key assumptions including credit losses and payment rates. As of February 26, 2005 and February 28, 2004, the Company's assumptions used to calculate the present value of the future cash flows included estimated credit losses of 5% and 5.75%, respectively, of the outstanding balance, expected payment within a six-month period and a discount rate representing the average market rate the Company would expect to pay if it sold securities representing ownership in the excess receivables not required to collateralize the Class A Certificates. A sensitivity analysis performed assuming a hypothetical 20% adverse change in both interest rates and credit losses resulted in an immaterial impact on the fair value of the Company's beneficial interest. Although not anticipated by the Company, a significant deterioration in the financial condition of the Company's credit card holders, interest rates or other economic conditions could result in other than temporary losses on the beneficial interest in future periods.

Inventories - The Company's inventory is comprised of finished merchandise and is stated at the lower of average cost or market, cost being determined on a weighted average inventory method. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using actual vendor invoices, the cost of warehousing and transporting product to the stores and other costs associated with purchasing products. Carrying values of inventory are analyzed and to the extent that the cost of inventory exceeds the expected selling prices less reasonable costs to sell, provisions are made to reduce the carrying amount of the inventory. The Company reviews its inventory levels in order to identify slow-moving merchandise and uses merchandise markdowns to sell such merchandise. Markdowns are recorded to reduce the value of such slow-moving merchandise as needed. Since the determination of carrying values of inventory involves both estimation and judgment with regard to market values and reasonable costs to sell, differences in these estimates could result in ultimate valuations that differ from the recorded asset.

The Company recognizes known inventory losses, shortages and damages when incurred and makes a provision for estimated shrinkage. The amount of the provision is estimated based on historical experience from the results of its physical inventories. Inventory is physically counted at substantially all locations at least once in each 12-month period, at which time actual results are reflected in the financial statements. Physical counts were taken at substantially all stores and distribution centers during fiscal 2005. Although inventory shrink rates have not fluctuated significantly in recent years, should actual rates differ from the Company's estimates, revisions to the inventory shrink expense may be required. Most inventory purchases and commitments are made in U.S. dollars.

Insurance provision - The Company is self-insured with respect to medical coverage offered to eligible employees except that claims in excess of $150,000 per occurrence per year are covered by a purchased insurance policy. The Company records a provision for estimated claims that have been incurred but not reported. Such claim amounts are estimated based on historical average claims per covered individual per month and on the average historical lag time between the covered event and the time it is paid by the Company.

The liability for estimated medical claims incurred but not reported at February 26, 2005 was $3.8 million.

During fiscal 2005, the Company maintained insurance for workers' compensation and general liability claims with a deductible of $1,000,000 and $750,000, respectively, per claim. The liability recorded for such claims is determined by estimating the total future claims cost for events that occurred prior to the balance sheet date. The estimates consider historical claims development factors as well as information obtained from and projections made by the Company's insurance carrier and underwriters. The recorded liabilities for workers' compensation and general liability claims at February 26, 2005 were $13.7 million and $4.7 million, respectively.

The assumptions made in determining the above estimates are reviewed continually and the liability adjusted accordingly as new facts are revealed. Changes in circumstances and conditions affecting the assumptions used in determining the liabilities could cause actual results to differ from the Company's recorded amounts.

Income taxes - The Company records income tax expense using the liability method for taxes. The Company is subject to income tax in many jurisdictions, including the United States, various states and localities, and foreign countries. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of probable tax exposures of foreign and domestic tax audits. The results and timing of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. The process of determining tax expense by jurisdiction involves the calculation of actual current tax expense, together with the assessment of deferred tax expense resulting from differing treatment of items for tax and financial accounting purposes. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheets and are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. If different assumptions had been used, the Company's tax expense, assets and liabilities could have varied from recorded amounts. If actual results differ from estimated results or if the Company adjusts these assumptions in the future, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate.

MARKET RISK DISCLOSURES

Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and interest rates. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives.

The Company periodically enters into forward foreign currency exchange contracts. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates associated with purchases denominated in foreign currencies, primarily euros. The Company also uses contracts to hedge its exposure associated with repatriation of funds from its Canadian operations. Changes in the fair value of the derivatives are included in the Company's consolidated statements of operations as such contracts are not designated as hedges under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Forward contracts that hedge merchandise purchases generally have maturities not exceeding six months. Changes in the fair value and settlement of these forwards are included in cost of sales. Contracts which hedge the repatriation of Canadian funds have maturities not exceeding 18 months and changes in the fair value and settlement of these contracts are included in selling, general and administrative expenses. At February 26, 2005, the notional amount of the Company's forward foreign currency exchange contracts totaled approximately 3.8 million euros. There were no outstanding contracts to hedge exposure associated with the repatriation of Canadian funds.

The Company manages its exposure to changes in interest rates by optimizing the use of variable and fixed rate debt. The Company had $19.0 million of variable rate borrowings at February 26, 2005. A hypothetical 10% adverse change in interest rates would have a negligible impact on the Company's earnings and cash flows.

Collectively, the Company's exposure to these market risk factors is not significant and has not materially changed from February 28, 2004.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has not had a significant impact on the operations of the Company during the preceding three years.

IMPACT OF NEW ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation requires certain variable interest entities ("VIEs"), commonly referred to as special purpose entities, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new VIEs created or acquired after January 31, 2003. During December 2003, the FASB issued a revision to FIN 46 ("FIN 46R"). Under the new provisions, public entities were required to apply the guidance if the entity has interests in VIEs for the periods ending after December 15, 2003. Application of this guidance by public companies was required for all other types of entities for periods ending after March 15, 2004. The adoption of FIN 46R did not have a material effect on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"), an amendment of Accounting Research Bulletin No. 43, Chapter 4. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has evaluated the provisions of SFAS 151 and does not anticipate that adoption will have an impact on its consolidated balance sheets or statements of operations, shareholders' equity and cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). This statement replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all companies to measure compensation cost for all share-based payments, including stock options, at fair value. The statement will be effective for public companies no later than the beginning of the first fiscal year commencing after June 15, 2005, which for the Company is the beginning of fiscal 2007. The Company is currently evaluating the effect that SFAS 123R will have on its consolidated balance sheets and its statements of shareholders' equity and cash flows. SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options. However, the amount of operating cash flows recognized for such excess tax deductions for the years ended February 26, 2005, February 28, 2004 and March 1, 2003 was not material.

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this annual report, other than historical information, may constitute "forward-looking statements" that are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company may also make forward-looking statements in other reports filed with the Securities and Exchange Commission and in material delivered to the Company's shareholders. Forward-looking statements provide current expectations of future events based on certain assumptions. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and other similar expressions. Management's expectations and assumptions regarding planned store openings, financing of Company obligations from operations, results from its new marketing, merchandising and store operations strategies, and other future results are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties that may affect Company operations and performance include, among others, the effects of terrorist attacks or other acts of war, conflicts or war involving the United States or its allies or trading partners, labor strikes, weather conditions that may affect sales, volatility of fuel and utility costs, the general strength of the economy and levels of consumer spending, consumer confidence, the availability of new sites for expansion along with sufficient labor to facilitate growth, the strength of new home construction and sales of existing homes, the availability and proper functioning of technology and communications systems supporting the Company's key business processes, the ability of the Company to import merchandise from foreign countries without significantly restrictive tariffs, duties or quotas and the ability of the Company to source, ship and deliver items from foreign countries to its U.S. distribution centers at reasonable prices and rates and in a timely fashion. The foregoing risks and uncertainties are in addition to others discussed elsewhere in this annual report. The Company assumes no obligation to update or otherwise revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.

REPORT OF MANAGEMENT

Management is responsible for the preparation and the integrity of the accompanying consolidated financial statements and related notes, which have been prepared in accordance with U.S. generally accepted accounting principles and include amounts based upon our estimates and judgments, as required. The consolidated financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their accompanying report on the fairness of presentation of management's financial statements.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is also responsible for establishing and maintaining a system of internal controls over financial reporting designed to provide reasonable assurance that transactions are executed in accordance with management authorization and that such transactions are properly recorded and reported in the financial statements, and that records are maintained so as to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control–Integrated Framework.* Management concluded that based on its assessment, Pier 1 Imports, Inc.'s internal control over financial reporting was effective as of February 26, 2005. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of February 26, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report to Shareholders.

Marvin J. Girouard
Chairman of the Board
and Chief Executive Officer

Charles H. Turner
Executive Vice President, Finance,
Chief Financial Officer
and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pier 1 Imports, Inc.

We have audited the accompanying consolidated balance sheets of Pier 1 Imports, Inc. as of February 26, 2005 and February 28, 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 26, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at February 26, 2005 and February 28, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 26, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pier 1 Imports, Inc.'s internal control over financial reporting as of February 26, 2005, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Fort Worth, Texas
April 18, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of Pier 1 Imports, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Pier 1 Imports, Inc. maintained effective internal control over financial reporting as of February 26, 2005, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pier 1 Imports, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Pier 1 Imports, Inc. maintained effective internal control over financial reporting as of February 26, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Pier 1 Imports, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 26, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pier 1 Imports, Inc. as of February 26, 2005 and February 28, 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 26, 2005 and our report dated April 18, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Fort Worth, Texas
April 18, 2005

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share amounts)

	Year Ended		
	2005	2004	2003
Net sales	$ 1,897,853	$ 1,868,243	$ 1,754,867
Operating costs and expenses:			
Cost of sales (including buying and store occupancy costs)	1,170,588	1,086,623	1,001,462
Selling, general and administrative expenses	573,213	544,536	502,319
Depreciation and amortization	58,290	50,927	46,432
	1,802,091	1,682,086	1,550,213
Operating income	95,762	186,157	204,654
Nonoperating (income) and expenses:			
Interest and investment income	(2,723)	(2,851)	(3,047)
Interest expense	1,644	1,692	2,327
	(1,079)	(1,159)	(720)
Income before income taxes	96,841	187,316	205,374
Provision for income taxes	36,384	69,315	75,988
Net income	$ 60,457	$ 118,001	$ 129,386
Earnings per share:			
Basic	$ .69	$ 1.32	$ 1.39
Diluted	$ .68	$ 1.29	$ 1.36
Dividends declared per share:	$ .40	$ .30	$ .21
Average shares outstanding during period:			
Basic	87,037	89,294	92,871
Diluted	88,838	91,624	95,305

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED BALANCE SHEETS
(in thousands except share amounts)

	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents, including temporary investments of $178,289 and $208,984, respectively	$ 189,081	$ 225,101
Beneficial interest in securitized receivables	35,690	44,331
Other accounts receivable, net of allowance for doubtful accounts of $82 and $111, respectively	11,744	14,226
Inventories	380,730	373,870
Prepaid expenses and other current assets	43,445	40,623
Total current assets	660,690	698,151
Properties, net	337,630	290,420
Other noncurrent assets	77,429	63,602
	$ 1,075,749	$ 1,052,173
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 113,502	$ 100,640
Gift cards and other deferred revenue	61,347	59,385
Accrued income taxes payable	11,866	25,982
Other accrued liabilities	102,294	93,881
Total current liabilities	289,009	279,888
Long-term debt	19,000	19,000
Other noncurrent liabilities	103,371	69,654
Shareholders' equity:		
Common stock, $1.00 par, 500,000,000 shares authorized, 100,779,000 issued	100,779	100,779
Paid-in capital	141,850	145,384
Retained earnings	656,692	630,997
Cumulative other comprehensive (loss) income	(1,426)	1,667
Less – 14,459,000 and 12,473,000 common shares in treasury, at cost, respectively	(233,526)	(195,196)
	664,369	683,631
Commitments and contingencies	–	–
	$ 1,075,749	$ 1,052,173

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended 2005	2004	2003
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income	$ 60,457	$ 118,001	$ 129,386
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	75,624	64,606	57,934
Loss on disposal of fixed assets	1,056	143	980
Deferred compensation	7,710	6,573	5,043
Lease termination expense	2,243	3,258	395
Deferred income taxes	2,035	184	18,748
Tax benefit from options exercised by employees	3,668	4,897	6,867
Other	(222)	4,894	949
Change in cash from:			
Inventories	(6,860)	(40,520)	(57,917)
Other accounts receivable, prepaid expenses and other current assets	(11,302)	(16,927)	(14,362)
Accounts payable and accrued expenses	21,572	34,410	33,364
Accrued income taxes payable	(14,116)	184	(3,940)
Other noncurrent assets	336	(2,027)	(759)
Net cash provided by operating activities	142,201	177,676	176,688
CASH FLOW FROM INVESTING ACTIVITIES:			
Capital expenditures	(99,239)	(121,190)	(99,042)
Proceeds from disposition of properties	3,852	34,450	6,330
Net change in restricted cash	(10,807)	(8,752)	(500)
Beneficial interest in securitized receivables	8,641	(5,143)	4,082
Net cash used in investing activities	(97,553)	(100,635)	(89,130)
CASH FLOW FROM FINANCING ACTIVITIES:			
Cash dividends	(34,762)	(26,780)	(19,520)
Purchases of treasury stock	(58,210)	(76,009)	(78,474)
Proceeds from stock options exercised, stock purchase plan and other, net	12,304	15,125	17,305
Repayments of long-term debt and notes payable	–	(6,390)	(364)
Net cash used in financing activities	(80,668)	(94,054)	(81,053)
Change in cash and cash equivalents	(36,020)	(17,013)	6,505
Cash and cash equivalents at beginning of year	225,101	242,114	235,609
Cash and cash equivalents at end of year	$ 189,081	$ 225,101	$ 242,114
Supplemental cash flow information:			
Interest paid	$ 868	$ 1,791	$ 2,065
Income taxes paid	$ 45,655	$ 63,788	$ 54,711

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands except per share amounts)

	Common Stock Outstanding Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance March 2, 2002	93,389	$ 100,779	$ 140,190	$ 429,910	$ (4,702)	$ (80,521)	$ 585,656
Comprehensive income:							
Net income	–	–	–	129,386	–	–	129,386
Other comprehensive income:							
Minimum pension liability adjustments, net of tax	–	–	–	–	(909)	–	(909)
Currency translation adjustments	–	–	–	–	3,401	–	3,401
Comprehensive income							131,878
Purchases of treasury stock	(4,397)	–	–	–	–	(78,474)	(78,474)
Exercise of stock options, stock purchase plan and other	1,693	–	4,057	–	–	20,339	24,396
Cash dividends ($.21 per share)	–	–	–	(19,520)	–	–	(19,520)
Balance March 1, 2003	90,685	100,779	144,247	539,776	(2,210)	(138,656)	643,936
Comprehensive income:							
Net income	–	–	–	118,001	–	–	118,001
Other comprehensive income:							
Minimum pension liability adjustments, net of tax	–	–	–	–	(1,033)	–	(1,033)
Currency translation adjustments	–	–	–	–	4,910	–	4,910
Comprehensive income							121,878
Purchases of treasury stock	(3,758)	–	–	–	–	(76,009)	(76,009)
Exercise of stock options, stock purchase plan and other	1,300	–	1,137	–	–	19,469	20,606
Cash dividends ($.30 per share)	–	–	–	(26,780)	–	–	(26,780)
Balance February 28, 2004	88,227	100,779	145,384	630,997	1,667	(195,196)	683,631
Comprehensive income:							
Net income	–	–	–	60,457	–	–	60,457
Other comprehensive income, net of tax:							
Minimum pension liability adjustments	–	–	–	–	(4,780)	–	(4,780)
Currency translation adjustments	–	–	–	–	1,687	–	1,687
Comprehensive income							57,364
Purchases of treasury stock	(3,225)	–	–	–	–	(58,210)	(58,210)
Exercise of stock options, stock purchase plan and other	1,238	–	(3,534)	–	–	19,880	16,346
Cash dividends ($.40 per share)	–	–	–	(34,762)	–	–	(34,762)
Balance February 26, 2005	86,240	$ 100,779	$ 141,850	$ 656,692	$ (1,426)	$ (233,526)	$ 664,369

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Pier 1 Imports, Inc. is one of North America's largest specialty retailers of imported decorative home furnishings, gifts and related items, with retail stores located primarily in the United States, Canada, Puerto Rico, the United Kingdom, Ireland and Mexico.

Basis of consolidation - The consolidated financial statements of Pier 1 Imports, Inc. and its consolidated subsidiaries (the "Company") include the accounts of all subsidiary companies except Pier 1 Funding, LLC, which is a non-consolidated, bankruptcy remote, securitization subsidiary. *See Note 2 of the Notes to Consolidated Financial Statements.* Material intercompany transactions and balances have been eliminated.

Segment information - The Company is a specialty retailer that offers a broad range of products in its stores and conducts business as one operating segment. The Company's domestic operations provided 90.1%, 91.0% and 92.5% of its net sales, with 5.8%, 5.5% and 4.3% provided by stores in Canada, 3.8%, 3.3% and 2.9% provided by stores in the United Kingdom and Ireland, and the remainder from royalties received from Sears de Mexico S.A. during fiscal 2005, 2004 and 2003, respectively. As of February 26, 2005 and February 28, 2004, $27,298,000 and $22,529,000, respectively, of the Company's long-lived assets were located outside the United States. Of this amount, $8,888,000 and $7,666,000 were located in Canada and $18,410,000 and $14,864,000 were located in the United Kingdom and Ireland at February 26, 2005 and February 28, 2004, respectively. Long-lived assets in Mexico were not significant during either period.

Use of estimates - Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications - Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the fiscal 2005 presentation. These reclassifications had no effect on net income and shareholders' equity with minimal effects on total assets and total liabilities.

Fiscal periods - The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year ending on the Saturday nearest the last day of February. Fiscal 2005 ended February 26, 2005, fiscal 2004 ended February 28, 2004 and fiscal 2003 ended March 1, 2003, all of which contained 52 weeks.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. As of February 26, 2005 and February 28, 2004, the Company's short-term investments classified as cash equivalents included investments in money market mutual funds totaling $178,289,000 and $208,984,000, respectively. The effect of foreign currency exchange rate fluctuations on cash is not material.

Translation of foreign currencies - Assets and liabilities of foreign operations are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included as a separate component of shareholders' equity and are included in other comprehensive income. As of February 26, 2005, February 28, 2004 and March 1, 2003, the Company had cumulative other comprehensive income (loss) balances of $5,296,000, $3,609,000 and ($1,301,000), respectively, related to cumulative translation adjustments. The adjustments for currency translation during fiscal 2005, 2004 and 2003 resulted in other comprehensive income of $1,687,000, $4,910,000, and $3,401,000, respectively. During fiscal 2005, the Company provided deferred taxes of $703,000 on the portion of its cumulative currency translation adjustment considered not to be permanently reinvested abroad. Taxes on this portion of cumulative currency translation adjustments were insignificant in fiscal 2004 and 2003.

Concentrations of risk - The Company has some degree of risk concentration with respect to sourcing the Company's inventory purchases. However, the Company believes alternative sources of products could be procured over a relatively short period of time. The Company sells merchandise imported from over 40 different countries, with 38% of its sales derived from merchandise produced in China, 13% derived from merchandise produced in the United States, 13% derived from merchandise produced in India and 29% derived from merchandise produced in Indonesia, Thailand, Brazil, the Philippines, Italy and Mexico. The remaining 7% of sales was from merchandise produced in various Asian, European, Central American, South American and African countries.

Financial instruments - The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. There were no assets or liabilities with a fair value significantly different from the recorded value as of February 26, 2005 and February 28, 2004.

From time to time, the Company purchases auction rate securities with the intention to hold them for short periods of time and considers them to be trading securities. Therefore, the cash flows from the purchases and sales of these securities are reported net in cash provided by operating activities. The Company had no auction rate securities outstanding at either February 26, 2005 or February 28, 2004.

Risk management instruments: The Company may utilize various financial instruments to manage interest rate and market risk associated with its on- and off-balance sheet commitments.

The Company hedges certain commitments denominated in foreign currencies through the purchase of forward contracts. The forward contracts are purchased only to cover specific commitments to buy merchandise for resale. The Company also uses contracts to hedge its exposure associated with the repatriation of funds from its Canadian operations. At February 26, 2005, the notional amount of the Company's forward foreign currency exchange contracts totaled approximately 3.8 million euros. There were no outstanding contracts to hedge exposure associated with repatriation of Canadian funds. For financial accounting purposes, the Company has not designated such contracts as hedges. Thus, changes in the fair value of both types of forward contracts are included in the Company's consolidated statements of operations. Both the changes in fair value and settlement of these contracts are included in cost of sales for forwards related to merchandise purchases and in selling, general and administrative expense for the contracts associated with the repatriation of Canadian funds.

The Company enters into forward foreign currency exchange contracts with major financial institutions and continually monitors its positions with, and the credit quality of, these counterparties to such financial instruments. The Company does not expect non-performance by any of the counterparties, and any losses incurred in the event of non-performance would not be material.

Beneficial interest in securitized receivables - The Company securitizes its entire portfolio of proprietary credit card receivables. During fiscal 2005, 2004 and 2003, the Company sold all of its proprietary credit card receivables, except those that failed certain eligibility requirements, to a special-purpose wholly owned subsidiary, Pier 1 Funding, LLC ("Funding"), which transferred the receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). Neither Funding nor the Master Trust is consolidated by the Company and the Master Trust meets the requirements of a qualifying special-purpose entity under Statement of Financial Accounting Standards ("SFAS") No. 140. The Master Trust issues beneficial interests that represent undivided interests in the assets of the Master Trust consisting of the transferred receivables and all cash flows from collections of such receivables. The beneficial interests include certain interests retained by Funding, which are represented by Class B Certificates, and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to a third-party investor and the Class B Certificates).

Gain or loss on the sale of receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. A servicing asset or liability was not recognized in the Company's credit card securitizations (and thus was not considered in the gain or loss computation) since the Company received adequate compensation relative to current market pricing to service the receivables sold.

The beneficial interest in the Master Trust is accounted for as an available-for-sale security. The Company estimates fair value of its beneficial interest in the Master Trust, both upon initial securitization and thereafter, based on the present value of future expected cash flows using management's best estimates of key assumptions including credit losses and payment rates. As of February 26, 2005 and February 28, 2004, the Company's assumptions used to calculate the present value of the future cash flows included estimated credit losses of 5% and 5.75%, respectively, of the outstanding balance, expected payment within a six-month period and a discount rate representing the average market rate the Company would expect to pay if it sold securities representing ownership in the excess receivables not required to collateralize the

Class A Certificates. A sensitivity analysis performed assuming a hypothetical 20% adverse change in both interest rates and credit losses resulted in an immaterial impact on the fair value of the Company's beneficial interest. Although not anticipated by the Company, a significant deterioration in the financial condition of the Company's credit card holders, interest rates, or other economic conditions could result in other than temporary losses on the beneficial interest in future periods. *See Note 2 of the Notes to Consolidated Financial Statements for further discussion.*

Inventories - Inventories are comprised of finished merchandise and are stated at the lower of average cost or market, cost being determined on a weighted average inventory method. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using actual vendor invoices, the cost of warehousing and transporting product to the stores and other costs associated with purchasing products.

The Company recognizes known inventory losses, shortages and damages when incurred and maintains a provision for estimated shrinkage. The shrink provisions at the end of fiscal years 2005 and 2004 were $4,711,000 and $4,442,000, respectively.

Properties, maintenance and repairs - Buildings, equipment, furniture and fixtures, and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated remaining useful lives of the assets, generally 30 years for buildings and three to 10 years for equipment, furniture and fixtures. Depreciation of improvements to leased properties is based upon the shorter of the remaining primary lease term or the estimated useful lives of such assets. Depreciation costs were $56,932,000, $49,572,000 and $45,011,000 in fiscal 2005, 2004 and 2003, respectively.

Expenditures for maintenance, repairs and renewals that do not materially prolong the original useful lives of the assets are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

Goodwill and intangible assets - The Company applies the provisions of SFAS No. 142, "Goodwill and Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. In accordance with SFAS No. 142, the Company's reporting units were identified as components, and the goodwill assigned to each represents the excess of the original purchase price over the fair value of the net identifiable assets acquired for that component. The Company completed the annual impairment tests as of February 26, 2005 and February 28, 2004 for fiscal 2005 and 2004, respectively. The impairment tests were conducted by performing analyses of discounted future cash flows for the applicable reporting units. The resulting fair value of each reporting unit was greater than the respective carrying values, and as such, no impairment loss was recognized. *See Note 4 of the Notes to Consolidated Financial Statements for additional discussion of goodwill and intangible assets.*

Revenue recognition - Revenue is recognized upon customer receipt or delivery for retail sales, including sales under deferred payment promotions on the Company's proprietary credit card. A provision has been established for estimated merchandise returns based upon historical experience and other known factors. The provisions for estimated merchandise returns at the end of fiscal years 2005 and 2004 were $3,595,000 and $2,501,000, respectively. Revenue from sales of gift cards and gift certificates is deferred until redemption. The Company's revenues are reported net of discounts and returns, and include wholesale sales and royalties received from franchise stores and Sears de Mexico S.A. Amounts billed to customers for shipping and handling are included in net sales and the costs incurred by the Company for these items are recorded in cost of sales.

Leases - The Company leases certain property consisting principally of retail stores, warehouses, and material handling and office equipment under leases expiring through fiscal 2021. Most retail store locations are leased for primary terms of 10 to 15 years with varying renewal options and rent escalation clauses. Escalations occurring during the primary terms of the leases are included in the calculation of the minimum lease payments, and the rent expense related to these leases is recognized on a straight-line basis over this lease term. Prior to fiscal 2005, the Company recognized straight-line rent expense for store leases beginning on the earlier of the rent commencement date or the store opening date, which had the effect of excluding the build-out period of its stores from the calculation of the period over which it expenses rent. During the fourth quarter of fiscal 2005, the Company revised its accounting practices to extend the lease term to include this free rent period prior to the opening of its stores. This revision in practice resulted in a cumulative pre-tax charge of $6.3 million for leases entered into prior to fiscal 2005, which was not material to any previously reported fiscal year. This cumulative adjustment will have no effect on historical or future cash flows from operations or the timing of payments under the related leases. The portion of rent expense applicable to a store before opening is included in selling, general and administrative expenses. Once opened for business, rent expense is included in cost of sales. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. This additional rent is accrued when it appears that the sales will exceed the specified base. The Company's lease obligations are considered operating leases under SFAS 13.

Prior to fiscal 2005, the Company's consolidated balance sheets have reflected the unamortized portion of construction allowances received from landlords of leased stores as a reduction of properties instead of as lease liabilities. Further, the Company's consolidated statements of cash flows have reflected these construction allowances as a reduction of capital expenditures in investing activities, rather than as an increase in liabilities in operating activities. During the fourth quarter of fiscal 2005, the Company recorded an adjustment to classify the remaining unamortized portion of these construction allowances as a lease liability on its consolidated balance sheet as of February 26, 2005. This adjustment resulted in an increase of $14.3 million in net properties with an offsetting increase in its lease liability. In addition, the consolidated statement of cash flows for fiscal 2005 includes the construction allowances received during the year as lease liabilities and not as a reduction of capital expenditures. This change did not have a material impact on the consolidated financial statements for any previously reported fiscal year.

Advertising costs - Advertising production costs are expensed the first time the advertising takes place. Advertising costs were $83,106,000, $82,809,000 and $72,256,000 in fiscal 2005, 2004 and 2003, respectively. Prepaid advertising at the end of fiscal years 2005 and 2004 was $2,853,000 and $3,921,000, respectively, consisting primarily of production costs for television commercials and related fees for advertisements planned to air in late spring and early fall.

Income taxes - The Company records income tax expense using the liability method for taxes. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. Deferred federal income taxes, net of applicable foreign tax credits, are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to permanently reinvest such earnings abroad. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of probable tax exposures of foreign and domestic tax audits. The results and timing of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues.

Earnings per share - Basic earnings per share amounts were determined by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share amounts were similarly computed, but included the effect, when dilutive, of the Company's weighted average number of stock options outstanding.

Earnings per share amounts are calculated as follows (in thousands except per share amounts):

	2005	2004	2003
Net income (basic and diluted)	$ 60,457	$ 118,001	$ 129,386
Average shares outstanding:			
Basic	87,037	89,294	92,871
Plus assumed exercise of stock options	1,801	2,330	2,434
Diluted	88,838	91,624	95,305
Earnings per share:			
Basic	$ .69	$ 1.32	$ 1.39
Diluted	$ .68	$ 1.29	$ 1.36

Stock options for which the exercise price was greater than the average market price of common shares were not included in the computation of diluted earnings per share as the effect would be antidilutive. At the end of fiscal years 2005, 2004 and 2003, there were 5,210,600, zero and 3,036,300, respectively, stock options outstanding with exercise prices greater than the average market price of the Company's common shares.

Stock-based compensation - The Company grants stock options and restricted stock for a fixed number of shares to employees with stock option exercise prices equal to the fair market value of the shares on the date of grant. The Company accounts for stock option grants and restricted stock grants under the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

The following table illustrates the effect on net income and earnings per share if the fair value-based method had been applied to all outstanding awards in each period (in thousands except per share amounts):

	2005	2004	2003
Net income, as reported	$ 60,457	$ 118,001	$ 129,386
Less total stock-based employee compensation expense determined under fair value-based method, net of related tax effects	(11,485)	(8,907)	(6,275)
Pro forma net income	$ 48,972	$ 109,094	$ 123,111
Earnings per share:			
Basic - as reported	$ .69	$ 1.32	$ 1.39
Basic - pro forma	$ .56	$ 1.22	$ 1.33
Diluted - as reported	$ .68	$ 1.29	$ 1.36
Diluted - pro forma	$ .55	$ 1.19	$ 1.30

See Note 9 of the Notes to Consolidated Financial Statements for additional discussion related to the accounting for stock-based employee compensation.

Adoption of new accounting standards - In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation requires certain variable interest entities ("VIEs"), commonly referred to as special purpose entities, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new VIEs created or acquired after January 31, 2003. During December 2003, the FASB issued a revision to FIN 46 ("FIN 46R"). Under the new provisions, public entities were required to apply the guidance if the entity has interests in VIEs for the periods ending after December 15, 2003. Application of this guidance by public companies was required for all other types of entities for periods ending after March 15, 2004. The adoption of FIN 46R did not have a material effect on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"), an amendment of Accounting Research Bulletin No. 43, Chapter 4. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has evaluated the provisions of SFAS 151 and does not anticipate that adoption will have an impact on its consolidated balance sheets or statements of operations, shareholders' equity and cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). This statement replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all companies to measure compensation cost for all share-based payments, including stock options, at fair value. The statement will be effective for public companies no later than the beginning of the first fiscal year commencing after June 15, 2005, which for the Company is the beginning of fiscal 2007. The Company is currently evaluating the effect that SFAS 123R will have on its consolidated balance sheets and its statements of shareholders' equity and cash flows. SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options. However, the amount of operating cash flows recognized for such excess tax deductions for the years ended February 26, 2005, February 28, 2004 and March 1, 2003 was not material.

NOTE 2 - PROPRIETARY CREDIT CARD INFORMATION

The Company's proprietary credit card receivables were generated under open-ended revolving credit accounts issued by its subsidiary, Pier 1 National Bank, to finance purchases of merchandise and services offered by the Company. These accounts have various billing and payment structures, including varying minimum payment levels. The Company has an agreement with a third party to provide certain credit card processing and related credit services, while the Company maintains control over credit policy decisions and customer service standards.

As of fiscal 2005 year-end, the Company had approximately 5,300,000 proprietary cardholders and approximately 1,212,000 customer credit accounts considered active (accounts with a purchase within the previous 12 months). Net proprietary credit card income was included in selling, general and administrative expenses on the Company's statements of operations. The following information presents a summary of the Company's proprietary credit card results for each of the last three fiscal years on a managed basis (in thousands):

	2005	2004	2003
Income:			
Finance charge income, net of debt service costs	$ 25,118	$ 25,396	$ 25,344
Insurance and other income	114	105	230
	25,232	25,501	25,574
Costs:			
Processing fees	14,982	14,540	14,324
Bad debts	7,026	8,200	8,570
	22,008	22,740	22,894
Net proprietary credit card income	$ 3,224	$ 2,761	$ 2,680
Proprietary credit card sales	$ 461,191	$ 436,809	$ 422,489
Costs as a percent of proprietary credit card sales	4.77%	5.21%	5.42%
Gross proprietary credit card receivables at year-end	$ 134,326	$ 142,228	$ 136,331
Proprietary credit card sales as a percent of total U.S. store sales	27.1%	25.9%	26.2%

The Company began securitizing its entire portfolio of proprietary credit card receivables (the "Receivables") in fiscal 1997. On a daily basis during all periods presented above, the Company sold all of its proprietary credit card receivables, except an immaterial amount of those that failed certain eligibility criteria, to a special-purpose wholly owned subsidiary, Pier 1 Funding, LLC ("Funding"). The Receivables were then transferred from Funding to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). In exchange for the Receivables, the Company received cash and retained a residual interest in the Master Trust. These cash payments were funded from undistributed principal collections on the Receivables that were previously sold to the Master Trust.

Funding was capitalized by the Company as a special-purpose wholly owned subsidiary and is subject to certain covenants and restrictions, including a restriction from engaging in any business or activity unrelated to acquiring and selling interests in receivables. The Master Trust issues beneficial interests that represent undivided interests in the assets of the Master Trust. Neither Funding nor the Master Trust is consolidated in the Company's financial statements. Under generally accepted accounting principles, if the structure of a securitization meets certain requirements, such transactions are accounted for as sales of receivables. As the Company's securitizations met such requirements, they were accounted for as sales. Gains or losses resulting from the sales of Receivables were not material during fiscal 2005, 2004 or 2003. The Company's exposure to deterioration in the performance of the Receivables is limited to its retained beneficial interest in the Master Trust. As such, the Company has no corporate obligation to reimburse Funding, the Master Trust or purchasers of any certificates issued by the Master Trust for credit losses from the Receivables.

As a result of the securitization, the Master Trust has $100 million of outstanding 2001-1 Class A Certificates issued to a third party. The 2001-1 Class A Certificates bear interest at a floating rate equal to the rate on commercial paper issued by the third party plus a credit spread. As of February 26, 2005 and February 28, 2004, these rates were 3.0% and 1.5%, respectively. Funding continues to retain the residual interest in the Master Trust and $9.3 million in 2001-1 Class B Certificates, which are subordinated to the 2001-1 Class A Certificates and do not bear interest.

The 2001-1 Class A Certificates have a revolving period of 364 days, which can be extended by mutual consent of Funding and the third-party holder, and expire in August 2005. The Company does not provide recourse to the third-party investor that purchased these debt securities issued by the Master Trust. However, should the balance of the underlying Receivables held by the Master Trust decline to a level that the Class A Certificates were insufficiently collateralized, the Master Trust would be contractually required to repay a portion of the Class A Certificates from daily collections, thereby reducing funds available for purchases of newly generated Receivables. At the end of fiscal 2005, the underlying Receivables held by the Master Trust were $134.3 million and would have had to fall below $117.5 million before a repayment would have been required. This repayment would only be to the extent necessary to maintain the required ratio of receivables to the Class A Certificates as set forth in the securitization agreement. In addition, should the Master Trust be out of compliance with its required performance measures, such as payment rate, returns and fraud, excess portfolio yield, and minimum transferor's interest, or other material adverse change in the Company's credit quality, this would trigger an early amortization event. Such an event would require the Master Trust to repay the Class A Certificates, thereby reducing funds available for purchases of newly generated Receivables. These performance measures would have to deteriorate significantly to result in such an early amortization event.

Cash flows received by the Company from the Master Trust for each of the last three fiscal years are as follows (in thousands):

	2005	2004	2003
Proceeds from collections reinvested in revolving securitizations	$ 494,580	$ 454,444	$ 448,151
Servicing fees received	$ 2,186	$ 2,186	$ 2,186
Cash flows received on retained interests	$ 170,671	$ 145,325	$ 139,084

As of February 26, 2005 and February 28, 2004, the Company had $35.7 million and $44.3 million, respectively, in beneficial interests (comprised primarily of principal and interest related to the underlying Receivables) in the Master Trust. In addition, if the Company was required to consolidate the Master Trust due to a change in accounting rules, the Company's operations for fiscal 2005 and 2004 would not have been materially different than its reported results and both its assets and liabilities would have increased by approximately $100 million as of February 26, 2005 and February 28, 2004. The Company expects no material impact on net income in future years as a result of the sales of Receivables, although the precise amounts will be dependent on a number of factors such as interest rates and levels of securitization.

NOTE 3 - PROPERTIES

Properties are summarized as follows at February 26, 2005 and February 28, 2004 (in thousands):

	2005	2004
Land	$ 19,627	$ 21,986
Buildings	98,184	36,067
Equipment, furniture and fixtures	297,034	269,040
Leasehold improvements	253,601	212,447
Computer software	63,515	50,165
Projects in progress	6,394	63,650
	738,355	653,355
Less accumulated depreciation and amortization	400,725	362,935
Properties, net	$ 337,630	$ 290,420

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS

The Company's intangible assets at February 26, 2005 and February 28, 2004 included the right to do business within certain geographical markets where franchise stores were previously granted exclusive rights to operate, favorable operating leases acquired from a third party and goodwill related primarily to the acquisition of Pier 1 Kids. These intangible assets were included in other noncurrent assets in the Company's consolidated balance sheets. Amortization expense for fiscal 2005, 2004 and 2003 was $1,656,000, $1,493,000 and $1,496,000, respectively. The following is a summary of the Company's intangible assets at February 26, 2005 and February 28, 2004 (in thousands):

	2005	2004
Geographic market rights, gross	$ 15,023	$ 15,020
Accumulated amortization	(11,639)	(10,192)
Geographic market rights, net	$ 3,384	$ 4,828
Acquired operating leases, gross	$ 1,975	$ 1,975
Accumulated amortization	(257)	(48)
Acquired operating leases, net	$ 1,718	$ 1,927
Goodwill, not amortized	$ 5,006	$ 5,006

Estimated future amortization expense related to intangible assets at February 26, 2005 is as follows (in thousands):

Fiscal Year	Amortization Expense
2006	$ 1,658
2007	1,658
2008	697
2009	209
2010	207
Thereafter	673
Total future amortization expense	$ 5,102

NOTE 5 - OTHER ACCRUED LIABILITIES AND NONCURRENT LIABILITIES

The following is a summary of other accrued liabilities and noncurrent liabilities at February 26, 2005 and February 28, 2004 (in thousands):

	2005	2004
Accrued payroll and other employee-related liabilities	$ 37,034	$ 37,597
Accrued taxes, other than income	22,929	21,675
Other	42,331	34,609
Other accrued liabilities	$ 102,294	$ 93,881
Rent-related liabilities	$ 42,587	$ 22,014
Retirement benefits	51,994	38,425
Other	8,790	9,215
Other noncurrent liabilities	$ 103,371	$ 69,654

NOTE 6 - LEASE TERMINATION OBLIGATION

Although the Company typically does not terminate leases before the end of their primary term, periodically certain stores or storage facilities with relatively short terms remaining on the leases are closed or relocated to more favorable locations within the same market. These decisions are based on lease renewal obligations, relocation space availability, general economic conditions and prospects for future profitability. In connection with these lease terminations, the Company recorded estimated liabilities in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The estimated liabilities were recorded based upon the Company's remaining lease obligations less estimated subtenant rental income. Expenses related to lease termination obligations are included in selling, general and administrative expenses in the Company's consolidated statements of operations. The write-off of fixed assets has not been material and there has been no write-down of inventory or employee severance costs associated with these closures. The following table represents a reconciliation of the liability balances from March 2, 2002 to February 26, 2005 (in thousands):

	Lease Termination Obligation
Balance at March 2, 2002	$ 623
Original charges	–
Revisions	395
Cash payments	(236)
Balance at March 1, 2003	782
Original charges	2,971
Revisions	287
Cash payments	(2,292)
Balance at February 28, 2004	1,748
Original charges	1,480
Revisions	763
Cash payments	(2,516)
Balance at February 26, 2005	$ 1,475

NOTE 7 - LONG-TERM DEBT AND AVAILABLE CREDIT

Long-term debt is summarized as follows at February 26, 2005 and February 28, 2004 (in thousands):

	2005	2004
Industrial revenue bonds	$ 19,000	$ 19,000
Less – portion due within one year	–	–
Long-term debt	$ 19,000	$ 19,000

In fiscal 1987, the Company entered into industrial revenue bond loan agreements aggregating $25 million. Proceeds were used to construct three warehouse/distribution facilities. The loan agreements and related tax-exempt bonds mature in the year 2026. Subsequent to the sale of the old distribution center located in Savannah, Georgia, the Company exercised its right to repay the related $6.0 million outstanding balance in industrial revenue bonds on December 1, 2003. The extinguishment of these bonds did not have a material impact on the Company's consolidated statement of operations. The Company's interest rates on the loans are based on the bond interest rates, which are market driven, reset weekly and are similar to other tax-exempt municipal debt issues. The Company's weighted average effective interest rates, including commitment fees of 1%, were 2.9% and 2.6% for fiscal 2005 and 2004, respectively.

In November 2001, the Company executed a note payable in the original principal amount of £500,000. The note bore interest at 4.0% per annum and had a maturity date of April 2003. Interest was payable in semiannual installments and principal was payable in two installments; the first payment was made June 2002 and the final payment was made April 2003.

Long-term debt matures as follows (in thousands):

Fiscal Year	Long-term Debt
2006	$ –
2007	–
2008	–
2009	–
2010	–
Thereafter	19,000
Total long-term debt	$ 19,000

In August 2003, the Company replaced its five-year $125 million revolving credit facility with a comparable three-year $125 million revolving credit facility, all of which was available at fiscal 2005 year-end. Proceeds of borrowings under the credit facility may be used for working capital of the Company and for general corporate purposes. The new agreement matures in August 2006 and has certain restrictive covenants requiring, among other things, the maintenance of certain financial ratios including debt to net cash flow, fixed charge coverage and minimum tangible net worth. The new credit facility bears a floating interest rate (currently LIBOR plus 1.0%) based on the Company's corporate debt rating, and through the end of fiscal 2005, there were no borrowings under the credit agreement. The Company pays a commitment fee of 0.2% on unused amounts. The Company had no borrowings under the five-year facility during fiscal 2004.

The Company has a $120 million short-term line of credit, which is primarily used to issue merchandise letters of credit. At fiscal 2005 year-end, approximately $62.5 million had been utilized for letters of credit, leaving $57.5 million available. The Company also has $42.9 million in special-purpose letters of credit, all of which were fully utilized at fiscal 2005 year-end. Of the $42.9 million in special-purpose letters of credit, $19.4 million related to the Company's industrial revenue bonds. The remaining $23.5 million in special-purpose letters of credit related primarily to the Company's workers' compensation and general liability insurance policies.

The Company's primary loan agreements require that the Company maintain certain financial ratios, limit certain investments and, in some instances, limit repurchases of common stock. The Company was in compliance with all debt covenants at fiscal 2005 year-end.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company offers a qualified, defined contribution employee retirement plan to all its full- and part-time personnel who are at least 18 years old and have been employed for a minimum of six months. Employees contributing 1% to 5% of their compensation receive a matching Company contribution of up to 3%. Company contributions to the plan were $2,729,000, $2,349,000 and $1,760,000 in fiscal 2005, 2004 and 2003, respectively.

In addition, the Company offers non-qualified retirement savings plans for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan may be limited under Section 401(k) of the Internal Revenue Code. The Company's expense for these non-qualified plans was $1,498,000, $1,356,000 and $1,061,000 for fiscal 2005, 2004 and 2003, respectively.

The Company maintains supplemental retirement plans (the "Plans") for certain of its executive officers. The Plans provide that upon death, disability or reaching retirement age, a participant will receive benefits based on highest compensation and years of service. The Company recorded expenses related to the Plans of $4,378,000, $3,306,000 and $2,689,000 in fiscal 2005, 2004 and 2003, respectively.

The Plans are not funded and thus have no plan assets. However, a trust has been established for the purpose of setting aside funds to be used to settle the pension obligations upon retirement or death of certain participants. The trust assets are consolidated in the Company's financial statements and consist of investments in short-term money market funds in the amounts of $21,386,000 and $10,417,000 at February 26, 2005 and February 28, 2004, respectively, and earned average rates of return of 1.4%, 0.9% and 1.7% in fiscal 2005, 2004 and 2003, respectively. These investments are restricted and may be used only to satisfy retirement obligations to certain participants and are classified in the financial statements as noncurrent assets. These funds will be used to pay benefit payments through fiscal year 2015 that are expected to total approximately $32,745,000. Of this amount, the Company expects to pay $28,377,000 during fiscal 2008, $3,624,000 during fiscal 2010 and $744,000 during fiscal years 2011 through 2015. In addition to these investments, at the end of fiscal 2004 the trust owned and was the beneficiary of various increasing whole life insurance contracts on some of the participants in the Plans. At February 28, 2004, the trust owned life insurance contracts with cash surrender values of $8,034,000. Any future contributions would be made at the discretion of the Compensation Committee of the Board of Directors.

Measurement of obligations for the Plans is calculated as of each fiscal year-end. The following provides a reconciliation of benefit obligations and funded status of the Plans as of February 26, 2005 and February 28, 2004 (in thousands):

	2005	2004
Change in projected benefit obligation:		
Projected benefit obligation, beginning of year	$ 23,073	$ 20,242
Service cost	1,932	701
Interest cost	1,442	1,414
Actuarial loss	9,895	716
Projected benefit obligation, end of year	$ 36,342	$ 23,073
Reconciliation of funded status:		
Funded status	$ (36,342)	$ (23,073)
Unrecognized net loss	13,997	4,276
Unrecognized prior service cost	4,532	5,362
Accrued pension cost	(17,813)	(13,435)
Additional minimum liability	(15,222)	(8,450)
Accrued benefit liability/accumulated benefit obligation	$ (33,035)	$ (21,885)
Amounts recognized in the balance sheets:		
Accrued benefit liability	$ (33,035)	$ (21,885)
Intangible asset	4,531	5,362
Accumulated other comprehensive loss, pre-tax	10,691	3,088
Net amount recognized	$ (17,813)	$ (13,435)
Increase in minimum liability included in comprehensive income, net of tax	$ 4,780	$ 1,033
Minimum liability included in cumulative comprehensive income, net of taxes of $3,970 and $1,146, respectively	$ 6,721	$ 1,942

Weighted average assumptions used to determine:

	2005	2004
Benefit obligation, end of year:		
Discount rate	4.50%	6.25%
Lump-sum conversion discount rate	3.00%	3.25%
Rate of compensation increase	5.00%	5.00%
Net periodic benefit cost for years ended:		
Discount rate	6.25%	6.75%
Lump-sum conversion discount rate	3.25%	4.00%
Rate of compensation increase	5.00%	5.00%

Net periodic benefit cost included the following actuarially determined components during fiscal 2005, 2004 and 2003 (in thousands):

	2005	2004	2003
Service cost	$ 1,932	$ 701	$ 631
Interest cost	1,442	1,414	1,196
Amortization of unrecognized prior service cost	830	862	862
Amortization of net actuarial loss	174	329	–
Net periodic benefit cost	$ 4,378	$ 3,306	$ 2,689

NOTE 9 - MATTERS CONCERNING SHAREHOLDERS' EQUITY

Stock purchase plan - Substantially all employees are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of employees at market prices through regular payroll deductions. Each participant may contribute up to 10% of the eligible portions of compensation. The Company contributes from 10% to 100% of the participants' contributions, depending upon length of participation and date of entry into the plan. Company contributions to the plan were $1,266,000, $1,174,000 and $1,078,000 in fiscal years 2005, 2004 and 2003, respectively.

Restricted stock grant plan - In fiscal 1998, the Company issued shares of its common stock to key officers pursuant to a Management Restricted Stock Plan. The fiscal 1998 restricted stock grant vested over a four-year period of continued employment. The fair value at the date of grant of these restricted stock shares was expensed over the aforementioned vesting period. There was no compensation expense for the restricted stock grant plan in fiscal 2005, 2004 or 2003. As of fiscal 2005 year-end, 268,594 shares were available for future grants.

Stock plans - In June 1999, the Company adopted the Pier 1 Imports, Inc. 1999 Stock Plan (the "Plan"). The Plan will replace the Company's two previous stock option plans, which were the 1989 Employee Stock Option Plan (the "Employee Plan") and the 1989 Non-Employee Director Stock Option Plan (the "Director Plan").

The Plan provides for the granting of options to directors and employees with an exercise price not less than the fair market value of the common stock on the date of the grant. Options may be either Incentive Stock Options authorized under Section 422 of the Internal Revenue Code or nonqualified options, which do not qualify as Incentive Stock Options. Current director compensation provides for nonqualified options covering 6,000 shares to be granted once each year to each non-employee director. Additionally, the Plan authorizes a Director Deferred Stock Program. As the program is currently implemented by the Board of Directors, each director must defer a minimum of 50% and may defer up to 100% of the director's cash fees into a deferred stock account. The amount deferred receives a 50% matching contribution from the Company. The Plan provides that a maximum of 14,500,000 shares of common stock may be issued under the Plan, of which not more than 250,000 shares may be issued under the Directors Deferred Stock Program. Options issued to employees vest equally over a period of four years while non-employee directors' options are fully vested at the date of issuance. Employee options will fully vest upon retirement or, under certain conditions, such as a change in control of the Company. As of February 26, 2005 and February 28, 2004, respectively, there were 1,451,504 and 346,290 shares available for grant under the Plan, of which 106,049 and 128,860 may be used for deferred stock issuance. Additionally, outstanding options covering 4,321,225 and 3,038,150 shares were exercisable under the Plan and 137,774 and 114,964 shares were issuable under the Directors Deferred Stock Program at fiscal years ended 2005 and 2004, respectively. The Plan will expire in June 2009, and the Board of Directors may at any time suspend or terminate the Plan or amend the Plan, subject to certain limitations.

Under the Employee Plan, options may be granted to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code or as nonqualified options. Most options issued under the Employee Plan vest over a period of four to five years and have a contractual life of ten years. As of February 26, 2005 and February 28, 2004, outstanding options covering 1,398,225 and 1,495,879 shares were exercisable, respectively. As a result of the expiration of the Employee Plan during fiscal 2005, no shares are available for future grant. As of February 28, 2004, options covering 283,359 shares were available for grant. The Director Plan expired in fiscal 2000. As of February 26, 2005 and February 28, 2004, outstanding options covering 27,000 and 34,088 shares, respectively, were exercisable under the Director Plan. As a result of the expiration of the Director Plan during fiscal 2000, no shares are available for future grants. Both plans were subject to adjustments for stock dividends and certain other changes to the Company's capitalization.

A summary of stock option transactions related to the stock option plans during the three fiscal years ended February 26, 2005 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value at Date of Grant	Exercisable Shares Number of Shares	Exercisable Shares Weighted Average Exercise Price
Outstanding at March 2, 2002	8,176,737	$ 8.74		3,245,662	$ 8.81
Options granted	2,814,000	20.39	$ 9.70		
Options exercised	(1,469,450)	8.66			
Options cancelled or expired	(275,250)	9.56			
Outstanding at March 1, 2003	9,246,037	12.27		3,472,387	8.96
Options granted	2,984,000	19.41	8.67		
Options exercised	(1,033,370)	9.73			
Options cancelled or expired	(235,550)	16.32			
Outstanding at February 28, 2004	10,961,117	14.37		4,568,117	10.46
Options granted	3,030,000	17.25	6.16		
Options exercised	(994,517)	7.86			
Options cancelled or expired	(723,275)	17.84			
Outstanding at February 26, 2005	12,273,325	15.40		5,746,450	12.76

For shares outstanding at February 26, 2005:

Ranges of Exercise Prices	Total Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Shares Currently Exercisable	Weighted Average Exercise Price – Exercisable Shares
$4.22 - $12.83	4,228,475	$ 8.72	5.02	3,684,725	$ 8.78
$12.84 - $19.40	5,631,225	18.29	8.81	857,850	19.12
$20.35 - $21.00	2,413,625	20.39	7.59	1,203,875	20.39

The Company accounts for its stock options using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, but is required to disclose the pro forma effect on net income and earnings per share as if the options were accounted for using a fair value-based method of accounting. For purposes of computing pro forma net income and earnings per share, the fair value of the stock options is amortized on a straight-line basis as compensation expense over the vesting periods of the options. The fair values for options issued in fiscal 2005, 2004 and 2003 have been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Weighted average fair value of options granted	$ 6.16	$ 8.67	$ 9.70
Risk-free interest rates	3.95%	3.00%	2.82%
Expected stock price volatility	40.00%	55.03%	56.98%
Expected dividend yields	1.5%	1.5%	1.5%
Weighted average expected lives	5 years	5 years	5 years

Option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Share purchase rights plan - On December 9, 1994, the Board of Directors adopted a Share Purchase Rights Plan and declared a dividend of one common stock purchase right (a "Right") payable on each outstanding share of the Company's common stock on December 21, 1994, and authorized the issuance of Rights for subsequently issued shares of common stock. The Rights expired on December 21, 2004. Prior to its expiration, the Company's Board of Directors decided not to renew or extend the Share Purchase Rights Plan.

Shares reserved for future issuances - As of February 26, 2005, the Company had approximately 14,131,000 shares reserved for future issuances under the stock plans.

NOTE 10 - INCOME TAXES

The provision for income taxes for each of the last three fiscal years consists of (in thousands):

	2005	2004	2003
Federal:			
Current	$ 24,615	$ 60,995	$ 50,069
Deferred	2,414	152	17,555
State:			
Current	3,958	6,871	6,067
Deferred	(383)	9	1,068
Foreign:			
Current	5,776	1,265	1,104
Deferred	4	23	125
Provision for income taxes	$ 36,384	$ 69,315	$ 75,988

Deferred tax assets and liabilities at February 26, 2005 and February 28, 2004 are comprised of the following (in thousands):

	2005	2004
Deferred tax assets:		
Deferred compensation	$ 17,760	$ 15,271
Accrued average rent	13,351	9,971
Losses of a foreign subsidiary	5,467	4,445
Self insurance reserves	6,679	5,236
Minimum pension liability adjustment	3,970	1,147
Other	2,851	3,962
	50,078	40,032
Valuation allowance	(5,619)	(4,593)
Total deferred tax assets	44,459	35,439
Deferred tax liabilities:		
Fixed assets, net	(13,038)	(9,087)
Inventory	(24,441)	(21,064)
Total deferred tax liabilities	(37,479)	(30,151)
Net deferred tax assets	$ 6,980	$ 5,288

The Company has settled and closed all Internal Revenue Service ("IRS") examinations of the Company's tax returns for all years through fiscal 1999. The IRS is currently auditing fiscal years 2000 and 2001. The Company has recorded a valuation allowance at February 26, 2005 and February 28, 2004 to offset the net deferred tax asset relating to the losses of a foreign subsidiary.

The difference between income taxes at the statutory federal income tax rate of 35% in fiscal 2005, 2004 and 2003, and income tax reported in the consolidated statements of operations is as follows (in thousands):

	2005	2004	2003
Tax at statutory federal income tax rate	$ 33,894	$ 65,561	$ 71,881
State income taxes, net of federal benefit	2,147	3,878	4,277
Increase (decrease) in valuation allowance	1,026	(85)	730
Net foreign income taxed at lower rates, net of foreign tax credits	(986)	(344)	(1,095)
Other, net	303	305	195
Provision for income taxes	$ 36,384	$ 69,315	$ 75,988

The American Jobs Creation Act of 2004 (the "Jobs Act"), enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain foreign subsidiary earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% federal tax rate on the repatriated earnings. There are numerous requirements that must be satisfied for the repatriated earnings to qualify for the reduced rate of taxation. The one-year period during which the Company can make qualifying distributions is fiscal 2006.

The Company is in the process of evaluating whether it will repatriate foreign earnings under the provisions of the Jobs Act and is awaiting further regulatory guidance and statutory technical corrections with respect to certain provisions of the Jobs Act. The amount of the possible repatriation ranges from zero to approximately $39,000,000.

The Company is not yet in a position to definitely determine the impact of a qualifying repatriation. However, if the maximum amount were repatriated, the Company estimates it would accrue additional tax expense of no more than $2,100,00 for fiscal 2006. The Company expects to determine the amount of foreign earnings, if any, to be repatriated during the third quarter of fiscal 2006.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Leases - At February 26, 2005, the Company had the following minimum lease commitments and future subtenant receipts in the years indicated (in thousands):

Fiscal Year	Operating Leases	Subtenant Income
2006	$ 231,765	$ 652
2007	221,143	277
2008	204,624	150
2009	185,791	63
2010	166,458	6
Thereafter	529,996	18
Total lease commitments	$1,539,777	$ 1,166

Rental expense incurred was $255,190,000, $221,406,000 and $188,615,000, including contingent rentals of $391,000, $801,000 and $816,000, based upon a percentage of sales, and net of sublease incomes totaling $262,000, $348,000 and $507,000 in fiscal 2005, 2004 and 2003, respectively.

During fiscal 2004, the Company completed a sale-leaseback transaction related to its distribution facility located in Savannah, Georgia. The resulting 15-year lease qualified for operating lease treatment. The Company received $23.5 million in proceeds in fiscal 2004, which approximated the net book value of the facility at the time of the sale.

Legal matters - There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. The Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. While certain of the lawsuits involve substantial amounts, it is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position, results of operations or liquidity. During fiscal 2004, the Company recorded a pre-tax charge of $2.6 million in a settlement of and legal fees related to a class action lawsuit in California regarding compensation matters. Cash outlays related to the settlement were completed in fiscal 2005.

NOTE 12 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended February 26, 2005 and February 28, 2004 are set forth below (in thousands except per share amounts):

	Three Months Ended			
Fiscal 2005	5/29/04	8/28/04	11/27/04	2/26/05
Net sales	$ 432,027	452,271	487,729	525,826
Gross profit	$ 171,982	169,039	191,078	195,166
Net income [1]	$ 11,737	10,446	19,475	18,799
Basic earnings per share	$ .13	.12	.23	.22
Diluted earnings per share	$ .13	.12	.22	.21

	Three Months Ended			
Fiscal 2004	5/31/03	8/30/03	11/29/03	2/28/04
Net sales	$ 402,712	427,831	482,444	555,256
Gross profit	$ 168,197	169,112	208,098	236,213
Net income	$ 19,062	18,436	32,194	48,309
Basic earnings per share	$ .21	.21	.36	.55
Diluted earnings per share	$ .21	.20	.35	.53

[1] *Net income for the fourth quarter and fiscal year ended February 26, 2005 included the pre-tax effect of a $6.3 million charge related to operating leases for years prior to fiscal 2005.* See Note 1 of the Notes to Consolidated Financial Statements for further discussion of this charge.

EXECUTIVE OFFICES

100 Pier 1 Place
Fort Worth, Texas 76102
(817) 252-8000
www.pier1.com

COMMON STOCK

Approximately 40,000 shareholders of record
Traded on the New York Stock Exchange (the "NYSE")
Symbol: PIR

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Fort Worth, Texas

TRANSFER AGENT

Mellon Investor Services
85 Challenger Road
Ridgefield Park, New Jersey 07660
Shareholder Line Toll Free (888) 884-8086

ANNUAL MEETING

The annual meeting of shareholders will be held at 10 a.m. Central Daylight Time, Thursday, June 30, 2005, in the Trinity Room of the Fort Worth Club, Fort Worth, Texas.

FORM 10-K REPORT AND INVESTOR RELATIONS

The Company has included as an Exhibit to its Form 10-K report filed with the Securities and Exchange Commission certificates of the Company's Chief Executive Officer and Chief Financial Officer certifying the quality of the Company's public disclosure. The Company's Chief Executive Officer has also submitted to the NYSE a certificate certifying that he is not aware of any violations by the Company of the NYSE corporate governance listing standards.

A copy of the Pier 1 Imports, Inc. Form 10-K report filed with the Securities and Exchange Commission is available on the Investor Relations section of the Company's Website at www.pier1.com or by writing the Investor Relations Department at:

Pier 1 Imports, Inc.
P.O. Box 961020
Fort Worth, Texas 76161-0020

or by calling (817) 252-7835
Toll Free (888) 80-PIER1
(888) 807-4371
Investor inquiries also may be directed to that department.

MARKET PRICE AND DIVIDEND INFORMATION

The Company's common stock is traded on the NYSE. The following tables show the high and low closing sale prices on the NYSE, as reported in the consolidated transaction reporting system, and the dividends paid per share, for each quarter of fiscal 2005 and 2004.

	Market Price		Cash Dividends
Fiscal 2005	High	Low	Per Share
First quarter	$ 25.00	$ 18.30	$ .10
Second quarter	18.80	15.43	.10
Third quarter	19.74	17.10	.10
Fourth quarter	19.78	17.61	.10

	Market Price		Cash Dividends
Fiscal 2004	High	Low	Per Share
First quarter	$ 20.76	$ 14.85	$ .06
Second quarter	21.80	17.52	.08
Third quarter	26.15	18.56	.08
Fourth quarter	26.19	20.15	.08

Pier 1 Imports, Inc.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Marvin J. Girouard
Chairman and
Chief Executive Officer

John H. Burgoyne
Founder
Burgoyne and Associates

Dr. Michael R. Ferrari
President
Ferrari and Associates LLC

James M. Hoak, Jr.
Chairman
Hoak Capital Corporation

Karen W. Katz
President and Chief Executive Officer
Neiman Marcus Stores

Terry E. London
President
London Partners LLC

Tom M. Thomas
Senior Partner
Kolodey, Thomas & Blackwood, LLP

EXECUTIVE OFFICERS

Marvin J. Girouard
Chairman and
Chief Executive Officer

Charles H. Turner
Executive Vice President, Finance,
Chief Financial Officer and Treasurer

Gregory S. Humenesky
Executive Vice President,
Human Resources

Jay R. Jacobs
Executive Vice President,
Merchandising

J. Rodney Lawrence
Executive Vice President, Legal
Affairs and Corporate Secretary

Phil E. Schneider
Executive Vice President,
Marketing

David A. Walker
Executive Vice President,
Logistics and Allocations

E. Mitchell Weatherly
Executive Vice President,
Stores



The Komen Candle. Each year, the Company sells a Komen Candle for National Breast Cancer Awareness Month in October. The Company donates 25% of the proceeds to the Susan G. Komen Breast Cancer Foundation to support research and community outreach. The program has proven so popular that the candles are now offered all year long, and the Company has introduced a new Komen Jewelry Box to sell for Mother's Day.

Pier 1 imports®

Life more interesting.

00 Pier 1 Place
Fort Worth, Texas 76102
www.pier1.com